                                                Filed Pursuant to Rule 424(B)(4)
                                                   Registration Number 333-77071
PROSPECTUS
-----------------

                                2,000,000 SHARES

                          [PEGASUS SYSTEMS, INC. LOGO]

                                  COMMON STOCK

     Pegasus Systems, Inc. is offering 2,000,000 shares of common stock. Pegasus' common stock is traded on the Nasdaq National Market under the symbol "PEGS." On May 6, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $39.00 per share. See "Price Range of Common Stock."

                               ------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE         TOTAL
                                                              ---------         -----
Public offering price.......................................   $38.88        $77,750,000
Underwriting discounts and commissions......................   $ 2.00        $ 4,000,000
Proceeds to Pegasus, before expenses........................   $36.88        $73,750,000

     Pegasus has granted the underwriters an option for a period of 30 days to purchase up to 300,000 additional shares of common stock.

HAMBRECHT & QUIST

             BEAR, STEARNS & CO. INC.

                           DONALDSON, LUFKIN & JENRETTE

                                       VOLPE BROWN WHELAN & COMPANY

MAY 6, 1999

GRAPH

          1. Consumer makes a hotel reservation through a travel agent, who books the reservation on a global distribution system. The reservation request is sent from the global distribution system to the hotel via the Pegasus electronic distribution technology.

          2. Consumer makes a hotel reservation using a global distribution system Internet site. The global distribution system sends the reservation to the hotel via the Pegasus electronic distribution technology.

          3. Consumer makes a hotel reservation on TravelWeb.com, which sends the reservation request to the hotel via the Pegasus electronic distribution technology.

          4. Consumer makes a hotel reservation on a website that uses Pegasus private-label reservation service, which sends the reservation request to the hotel via the Pegasus electronic distribution technology.

          5. Consumer makes a hotel reservation through a corporate travel system or meeting planner that uses Pegasus' private-label reservation service, which sends the reservation request to the hotel via the Pegasus electronic distribution technology.

          6. Hotels send booking data to Pegasus Commission Processing, which consolidates the commissions and sends a commission check to the travel agency.

          7. Pegasus Business Intelligence gathers data from the hotels that are connected to the Pegasus electronic distribution technology and/or use Pegasus Commission Processing.

PEGASUS SYSTEMS, INC. IS A LEADING PROVIDER OF TRANSACTION PROCESSING AND ELECTRONIC COMMERCE SERVICES TO THE HOTEL INDUSTRY WORLDWIDE

     Pegasus Electronic Distribution serves as a gateway to approximately 28,000 hotels around the world. When a reservation is made via any of the distribution channels shown above, the Pegasus electronic distribution technology translates the reservation request into the hotel's unique computer format and queries the hotel's central reservation system. Pegasus then returns a confirmation through the distribution channel. Typically, this entire process occurs in a matter of seconds. Hotel reservations can be transmitted through global distribution systems, TravelWeb.com or third-party websites, or systems designed for corporate travel departments or meeting and convention planners.

     Pegasus Commission Processing completes the hotel reservation process for the travel agent by collecting and consolidating hotel room commissions for travel agencies from approximately 23,500 hotels around the world. More than 81,000 travel agency locations in 206 countries participate in the service.

     Pegasus Business Intelligence leverages our central position in the hotel industry for the processing of reservations and commissions. Pegasus Business Intelligence provides database marketing and consulting services and is being expanded to provide data mining and reporting services for benchmark analysis and strategic planning for the hotel industry.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     5
Forward-Looking Statements..................................    14
Use of Proceeds.............................................    14
Price Range of Common Stock.................................    14
Dividend Policy.............................................    15
Corporate Information.......................................    15
Capitalization..............................................    16
Selected Consolidated Financial Data........................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    19
Business....................................................    28
Management..................................................    41
Principal Stockholders......................................    43
Underwriting................................................    44
Legal Matters...............................................    45
Experts.....................................................    45
Additional Information......................................    46
Information Incorporated by Reference.......................    46
Index to Consolidated Financial Statements..................   F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and notes thereto before making an investment decision. Unless we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                  OUR BUSINESS

     We are a leading provider of transaction processing and electronic commerce services to the hotel industry worldwide. We are organized into three businesses: Pegasus Electronic Distribution, Pegasus Commission Processing and Pegasus Business Intelligence.

     - PEGASUS ELECTRONIC DISTRIBUTION includes our GDS distribution service and Internet-based distribution services. These services improve the efficiency and effectiveness of the hotel reservation process by enabling travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions. Pegasus Electronic Distribution customers include nine of the ten largest hotel companies based on the total number of guest rooms. In 1998, Pegasus Electronic Distribution generated approximately 42% of our consolidated revenues.

        -- Our GDS distribution service provides an electronic interface between a hotel's central reservation system and the global distribution systems that travel agents use to book hotel and airline reservations. Global distribution systems are electronic travel information and reservation systems such as Sabre and Galileo. Over 28,000 hotel properties worldwide utilize our GDS distribution service. Our GDS distribution service has been referred to historically as THISCO.

        -- Our Internet-based distribution services include TravelWeb.com and our private-label reservation service. These services enable travelers to make reservations electronically at approximately 27,000 properties in 170 countries. Our TravelWeb.com service provides hotel and airline reservation capabilities to individual travelers through our Internet website, www.travelweb.com. During February 1999, TravelWeb.com received an average of 68,000 visitors per day. Our private-label reservation service, formerly known as NetBooker, offers comprehensive hotel information and reservation capabilities to third-party websites. These websites include six of the ten most popular websites according to information from Relevant Knowledge, Inc., including Preview Travel and Microsoft's MSN(TM) Expedia.(TM) During 1998, Pegasus estimates that approximately $150 million in net reservations for hotel rooms were made using our Internet-based distribution services.

     - PEGASUS COMMISSION PROCESSING, the global leader in hotel commission payment processing, improves the efficiency and effectiveness of the commission payment process for participating hotels and travel agencies. We consolidate commissions paid by participating hotels to a participating travel agency into a single monthly payment and provide comprehensive transaction reports. Over 23,500 hotel properties and over 81,000 travel agencies worldwide utilize Pegasus Commission Processing to increase efficiency and reduce costs associated with preparing, paying and reconciling hotel room reservation commissions. In 1998, Pegasus processed over $268 million in gross commission payments, compared to $175 million in 1997 and $112 million in 1996. Pegasus Commission Processing has been referred to historically as HCC. In 1998, Pegasus Commission Processing generated approximately 55% of our consolidated revenues.

     - PEGASUS BUSINESS INTELLIGENCE is our new data warehousing and marketing research and information service. This service provides database marketing and consulting services and is being expanded to provide data mining and reporting services for benchmark analysis and strategic planning for the hotel industry. Pegasus Business Intelligence has been referred to historically as Pegasus IQ and Driving Revenue L.L.C. In 1998, Pegasus Business Intelligence generated approximately 3% of our consolidated revenues.

                                THE OPPORTUNITY

     The hotel industry includes a wide variety of participants processing complex transactions and detailed information. Hotel companies pay many types of costs associated with reserving and distributing hotel rooms. These costs include commissions and fees paid to intermediaries, such as traditional and Internet-based travel agencies as well as global distribution systems, staffing costs for hotel reservation personnel and information technology expenses for hotel reservation systems. We believe these costs represent a significant portion of a hotel company's total operating costs.

     Our services simplify the processing of room reservation information and transaction flows and reduce room distribution costs for the hotel industry. These services benefit many of the participants in the hotel room distribution process, including hotels, hotel representation firms, global distribution systems, travel agencies, convention and other large travel-related meeting organizers, corporate travel departments and websites with travel-related features. Our strategic position as a gateway in the hotel room distribution chain, our transaction processing capabilities and our reputation for reliability and neutrality enable us to offer a range of services delivering industry-wide benefits that are difficult for an industry participant to achieve individually. Because we process transactions from a wide variety of sources, we are well positioned to capitalize on the overall growth in electronic hotel reservations, whether made through global distribution systems, the Internet or other means.

     We believe that we will benefit from the following significant trends in the global hotel industry:

     - Hotels and travel agencies increasingly are making room reservations electronically rather than manually.

     - Individual travelers increasingly are making their hotel reservations over the Internet.

     - Independent hotels and smaller hotel chains increasingly are affiliating with larger chains. Many of these chains are our customers. As affiliations involving our customers occur, the number of hotel properties using our services increases.

     - Travel agencies are placing more importance on hotel reservation commission revenues.

     - Participants in the travel industry increasingly desire detailed, customized information regarding hotel room distribution that can be delivered in a timely manner.

                                  OUR STRATEGY

     Our goal is to be the leading provider of information services and technology in the distribution of hotel rooms. We believe our central role in the hotel industry room reservation process positions us to achieve this goal. The following are key elements of our strategy:

     - Increase our services to include additional hotel room distribution channels

     - Continue to develop and expand Pegasus Business Intelligence

     - Pursue acquisition opportunities of complementary businesses

     - Build our strategic alliances

     - Expand our customer base, including international expansion

                              RECENT DEVELOPMENTS

     We recently announced our unaudited financial results for the period ended March 31, 1999. For the three month period ended March 31, 1999, our net revenues increased 35.8% over the same period in the prior year to $8.4 million. Net income in the three months ended March 31, 1999 was $1.5 million. Diluted net income per share in this period was $0.13 based on 11.5 million weighted average shares outstanding.

                                  THE OFFERING

Common stock offered by Pegasus.....      2,000,000 shares

Common stock to be outstanding after
this   offering.....................     12,623,334 shares(1)

Use of proceeds.....................     For working capital and other general
                                         corporate purposes, including possible
                                         acquisitions of complementary
                                         businesses.

Nasdaq National Market symbol.......     PEGS

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                1994      1995      1996      1997      1998
                                               -------   -------   -------   -------   -------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA(2):
Net revenues.................................  $ 4,666   $ 9,296   $15,869   $20,903   $29,064
Operating income (loss)......................      168    (2,809)   (2,585)      224     3,238
Net income (loss)............................  $  (423)  $(3,571)  $(3,485)  $   589   $ 5,396
Net income (loss) per share(3):
  Basic......................................  $ (0.56)  $ (1.30)  $ (0.66)  $  0.08   $  0.52
  Diluted....................................  $ (0.56)  $ (1.30)  $ (0.66)  $  0.07   $  0.48
Weighted average shares outstanding(3):
  Basic......................................      762     2,752     5,247     7,200    10,461
  Diluted....................................      762     2,752     5,247     8,676    11,197

                                                              AS OF DECEMBER 31, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(4)
                                                              -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $27,109      $100,459
Working capital.............................................   44,398       117,748
Total assets................................................   60,320       133,670
Total stockholders' equity..................................   54,264       127,614

---------------

(1) Based on the number of shares outstanding as of March 31, 1999. Excludes as of March 31, 1999:

    - 742,050 shares of common stock reserved for issuance under our 1996 Amended Stock Option Plan, of which options to purchase 735,622 shares were outstanding at a weighted average exercise price of $3.59 per share

    - 572,562 shares of common stock reserved for issuance under our 1997 Amended Stock Option Plan, as amended, of which options to purchase 506,602 shares were outstanding at a weighted average exercise price of $13.28 per share

    - 488,354 shares of common stock reserved for issuance under our 1997 Employee Stock Purchase Plan

    - Warrants to purchase up to 345,723 shares of common stock issued to Holiday Inn Worldwide exercisable at any time through May 12, 1999 at an exercise price of $7.20 per share

    Pursuant to our stockholder rights plan, Pegasus has issued preferred stock purchase rights that accompany the outstanding shares of common stock, including the shares to be sold in the offering.

(2) Our statement of operations data for 1994 consist of the accounts of The Hotel Industry Switch Company (THISCO), our wholly owned subsidiary. Statement of operations data for subsequent periods reflects our operations, including the depreciation and amortization of the following:

    - Acquisition of 83.3% of the outstanding capital stock of The Hotel Clearing Corporation (HCC) in July 1995

    - Acquisition of the remaining 16.7% of the outstanding capital stock of HCC in June 1996

    - Acquisition of Driving Revenue in August 1998

Notes continued on following page

    Amortization applicable to the acquisition of HCC totaled approximately $645,000, $1,412,000, $1,534,000 and $798,000 in 1995, 1996, 1997 and 1998,
    respectively. Amortization applicable to the acquisition of Driving Revenue totaled approximately $125,000 in 1998. See Notes 1, 2 and 3 of Notes to Consolidated Financial Statements.

(3) See Notes 1 and 15 of Notes to Consolidated Financial Statements for information concerning the calculation of basic and diluted net income
    (loss) per share.

(4) Adjusted to reflect the sale of 2,000,000 shares of our common stock offered by us in this prospectus at an offering price of $38.88 per share and application of the net proceeds. See "Use of Proceeds" and "Capitalization."

     Our principal executive offices are located at 3811 Turtle Creek Boulevard, Suite 1100, Dallas, Texas, 75219, and our telephone number is (214) 528-5656.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

WE MAY LOSE MARKET SHARE AND BE REQUIRED TO REDUCE PRICES AS A RESULT OF OUR INTENSELY COMPETITIVE MARKETS

     We compete in markets that are rapidly evolving, intensely competitive and involve continually changing technology and industry standards. We may not be successful in competing against our current and future competitors. Our competitors may be able to respond more quickly than we can to new or emerging technology, services or changes in customer requirements. We may experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources that we do. Other participants in the hotel room distribution process, commission processing or business information industries as well as new competitors, could create services that are more attractive than our services. Competitive pressures could reduce our market share or require us to reduce the prices of our services. Our inability to compete effectively with these services could have a material adverse effect on our business, operating results and financial condition.

     Each of our services faces unique competition from within its respective market.

  PEGASUS ELECTRONIC DISTRIBUTION

     GDS distribution service

     Our GDS distribution service competes with WizCom International Ltd. Customers may change their electronic reservation interface to WizCom or to another similar service. Also, certain hotels have established their own direct connection to one or more global distribution systems. Other hotels may choose to take the same action. If hotels establish this direct connection, they would bypass the Pegasus electronic distribution technology and eliminate the need to pay our fees. Several factors affecting the competitive success of our GDS distribution service include:

        - Our reliability

        - Our pricing structure

        - The number of hotel properties using our system

        - Our ability to provide a neutral, comprehensive interface between hotels and other participants in the distribution of hotel rooms

        - Our ability to develop new technological solutions

     Internet-based reservation services

     Our TravelWeb.com service, private-label reservation service and other Internet-based distribution services face competition in the online hotel room reservation business from our current competitors as well as potential new entrants, including other websites. Several of our competitors have websites offering a more comprehensive range of travel opportunities than we do. These websites include Preview Travel, Travelocity and Microsoft's MSN(TM) Expedia(TM). The costs of entry into the Internet hotel room reservation business are relatively low. There can be no assurance that our Internet-based distribution services will compete successfully.

  PEGASUS COMMISSION PROCESSING

     Pegasus Commission Processing faces competition principally from National Processing Company, REZsolutions, Inc. and Citicorp. National Processing Company has traditionally provided car rental and cruise line commission processing services. REZsolutions and Citicorp provide commission consolidation services to hotel chains. In addition, hotels that are current or potential customers of Pegasus Commission Processing can decide to process commission payments without, or in competition with, Pegasus Commission Processing. Furthermore, while Pegasus Commission Processing has written agreements with substantially all of its hotel customers, most of its travel agency customers are not bound by any written agreement with us. If a significant portion of these customers stop using Pegasus Commission Processing, it could have a material adverse effect on our business, operating results and financial condition.

  PEGASUS BUSINESS INTELLIGENCE

     Pegasus Business Intelligence principally competes with Smith Travel Research, which currently provides information services to hotels. Additionally, accounting firms and other businesses currently or may in the future provide information services similar to our current or future service offerings. Our competitors may have existing customer relationships that create an obstacle to us acquiring new customers. The current or future information service offerings of our existing competitors or new competitors may reduce the attractiveness of our services.

RAPID CONSOLIDATION AND ECONOMIC CHANGES IN THE HOTEL INDUSTRY COULD LOWER THE VALUE OF OUR SERVICES

     Since we derive most of our revenues either directly or indirectly from the hotel industry, our revenues may be harmed by events that result in a decrease in hotel room use. The hotel industry is highly sensitive to any change in the economic conditions affecting business or leisure travel. The hotel industry is also highly susceptible to unforeseen events, including political instability, regional hostilities, recession, gasoline price escalation, inflation or other adverse occurrences that result in a significant decline in the utilization of hotel rooms. Any event that results in decreased travel or increased competition among hotels may lower hotel room reservation volumes, the average daily rates for hotel rooms or both and could have a material adverse effect on our business, operating results and financial condition.

     We offer volume-based discounting of our fees. The recent consolidation of the hotel industry has resulted in a higher percentage of discounted fees, and this trend could continue. In addition, the global distribution system industry has consolidated into four major global distribution systems. If further consolidation occurs, the value of our services and the benefits to hotel operators of utilizing the GDS distribution service would be reduced. Any potential decrease in our customer base or any potential increase in the percentage of discounted fees may have a material adverse effect on our business, operating results and financial condition.

BECAUSE OUR EXPENSES ARE LARGELY FIXED AND WE CANNOT ACCURATELY PREDICT OUR COMPETITIVE ENVIRONMENT, UNEXPECTED REVENUE SHORTFALLS AND QUARTERLY VARIATIONS MAY ADVERSELY AFFECT OUR BUSINESS

     Our expense levels are based primarily on our estimate of future revenues and are largely fixed. In the future, we may not accurately predict the introduction of new or enhanced services by us or our competitors or the degree of customer acceptance of new services. We may also be unable to adjust spending rapidly enough to compensate for any unexpected revenue shortfall. In addition, our past and future operating results vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. It is likely that in one or more future quarters our results may fall below the expectations of securities analysts and investors. Any significant shortfall in revenues in relation to our planned expenditures would reduce, and possibly eliminate, any operating income. Due to the fixed nature of our costs, and because operating costs are based on anticipated revenues, a decline in revenue from even a limited number of transactions, failure to achieve expected revenue in any fiscal quarter or unanticipated variation in the recognition of revenues can cause significant variations in operating results from quarter to quarter. This could result in losses in some future quarter or have a material adverse effect on our business, operating results and financial condition. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

REDUCTIONS IN HOTEL COMMISSION PAYMENTS WOULD REDUCE OUR REVENUES AND NET INCOME

     Pegasus Commission Processing derives revenues based on the dollar value of travel agency commissions paid by hotels. A substantial portion of our revenues and net income is attributable to Pegasus Commission Processing. If there is any change in the commission payment process or any increase in the direct distribution of rooms by hotels, our revenues and net income could substantially decrease. Hotels typically are under no contractual obligation to pay room reservation commissions to travel agencies. Hotels could elect to reduce the current customary commission rate of 10%, limit the maximum commission generally paid for a hotel room reservation or eliminate commissions entirely. Hotels increasingly are utilizing other direct distribution channels, such as the Internet, or offering negotiated rates to major corporate customers that are non-commissionable to travel agencies. Any change in the process affecting the way Pegasus Commission Processing derives revenues could have a material adverse effect on our business, operating results and financial condition.

OUR FUTURE ACQUISITIONS MAY BE DIFFICULT AND DISRUPTIVE, AND WE MAY NOT REALIZE EXPECTED BENEFITS

     We regularly evaluate acquisition opportunities and have made and in the future may make acquisitions of other companies or technologies. We have limited experience in integrating newly acquired organizations into our operations. Acquisitions expose us to many risks, including:

     - Difficulty in assimilating technologies, products, personnel and operations

     - Diversion of management's attention from other business concerns

     - Large write-offs and amortization expenses related to goodwill and other intangible assets

     - Loss of key employees of acquired organizations

     - Risks of entering markets in which we have no or limited prior experience

     - Payments of cash, incurrence of debt or assumption of other liabilities to acquire other businesses

     The result of one or more of these factors could have a material adverse effect on our business, operating results and financial condition.

WE ARE GROWING RAPIDLY AND WE MAY NOT HAVE THE RESOURCES TO EFFECTIVELY MANAGE ADDITIONAL GROWTH

     Our recent growth and potential future growth has placed significant demands on management as well as on our administrative, operational and financial resources. The expansion of our business to take advantage of new market opportunities will require significant management attention and financial resources. To manage additional growth we must:

     - Expand our sales, marketing and customer support organizations

     - Attract and retain additional qualified personnel

     - Expand our physical facilities

     - Invest in the development or enhancement of our current services and develop new services that meet changing industry needs

     - Develop systems, procedures or controls to support the expansion of our operations

     Our inability to sustain or manage any additional growth could have a material adverse effect on our business, operating results and financial condition.

WE ARE DEPENDENT ON INTERNET COMMERCE FOR OUR FUTURE GROWTH

     The success and growth of TravelWeb.com, our private-label reservation service and our other Internet-based distribution services depend on the viability of the Internet as a channel for distributing services and products. Our services depend on the expansion of the Internet infrastructure to enable the Internet to support the future demands created by expected growth. Participants in the Internet industry may fail to develop necessary infrastructure or complementary services and products, such as high speed modems and high speed communication lines. In addition, there are critical issues concerning the commercial use of the Internet that remain unresolved, including issues relating to security, reliability, cost, ease of use, accessibility and quality of service. If the issues concerning the commercial use of the Internet are not resolved favorably, it could have a material adverse effect on our business, operating results and financial condition.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP NEW TECHNOLOGIES AND SERVICES TO MEET THE CHANGING NEEDS OF OUR CURRENT AND FUTURE CUSTOMERS

     Our future success depends, in part, on our ability to develop leading technologies, enhance our existing services and develop and introduce new services. In particular, our technologies and services must meet the needs of our current and prospective customers. They also must continue to meet the demands of technological advances and emerging industry standards and practices on a timely and cost-effective basis. Although we strive to be a technological leader, future technology advances may not complement or be compatible with our services. In addition, we may be unable to economically and timely incorporate technology changes and technology advances into our business. We may be unsuccessful in effectively using new technologies, adapting our services to emerging industry standards or developing, introducing and marketing service enhancements or new services. We may also experience difficulties that could delay or prevent the successful development, introduction or marketing of these services. If we are unable to develop and introduce new services or enhance existing services on a timely and cost-effective basis or if new services do not achieve market acceptance, it could have a material adverse effect on our business, operating results and financial condition.

LOSS OF OUR ARRANGEMENTS WITH KEY CUSTOMERS AND THIRD-PARTY SERVICE ARRANGEMENTS COULD ADVERSELY AFFECT OUR BUSINESS

     Our business is dependent upon our customer arrangements with hotel chains, hotel representation firms, travel agencies, travel agency consortia and global distribution services. We have not entered into any written agreements with most of our travel agencies relating to Pegasus Commission Processing. In the future, we may be unable to continue or renew these arrangements on favorable terms or initiate new arrangements. If we are unable to renew or continue our customer arrangements on a favorable basis, it could result in a significant reduction in our customer base and revenue sources. We also rely on third parties to provide consolidation, remittance and worldwide currency exchange services for Pegasus Commission Processing and for facility maintenance and disaster recovery services for the computer and communications systems used in all of our services. If we are unable to renew, extend or enter into contracts with alternate service providers on favorable terms, it could have a material adverse effect on our business, operating results and financial condition.

OUR COMPUTER SYSTEMS AND DATABASES MAY SUFFER SYSTEM FAILURES, BUSINESS INTERRUPTIONS OR SECURITY RISKS

     Our operations depend on our ability to protect our computer systems and databases against damage or system interruptions from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. A significant amount of our computer equipment is located at a single site in Phoenix, Arizona. Any unanticipated problems may cause a significant system outage or data loss. Despite the implementation of security measures, our infrastructure may also be vulnerable to break-ins, computer viruses or other disruptions caused by our customers or others. Any damage to our databases, failure of communication links, security breach or other loss that causes interruptions in our operations could have a material adverse effect on our business, operating results and financial condition.

WE HAVE LITTLE CONTROL OVER THE BUSINESS OPERATIONS OF THE COMPANIES IN WHICH WE OWN A MINORITY INTEREST

     In June 1998, we purchased a minority interest in Customer Analytics, Inc., a new venture aimed at providing services to companies in the field of data warehousing and data mining. In September 1998, we also purchased a minority interest in Intermezzo, Inc., a developer of hotel reservation and property management systems and software. We have little or no control over the success of Customer Analytics or Intermezzo and we cannot guarantee the success of either of these investments. Pegasus purchased its minority interest in Intermezzo for $1.0 million. Intermezzo has incurred operating losses in excess of its plan and as a result has experienced liquidity problems. Pegasus has lent an additional $100,000 as part of an investor bridge loan to Intermezzo which is seeking additional long-term financing. We can give no assurances that Intermezzo will obtain additional financing or what the terms of any financing might be. If Intermezzo fails to obtain additional financing or the terms of any new financing are unfavorable to the original stockholders, Pegasus could suffer significant impairment of the value of its investments in Intermezzo. The failure of a minority interest investment in these or other companies could have an adverse effect on our business, operating results and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD FORCE US TO CHANGE OUR OPERATIONS

     Although certain aspects of the travel industry are heavily regulated by the United States government, the services we currently offer are not currently subject to any material industry-specific government regulation. Any future regulations implemented by federal, state or foreign governmental authorities affecting one or more of our current or future services could have a material adverse effect on our business, operating results and financial condition.

     Our primary customers consist of hotel chains, hotel representation firms and travel agencies. Although some of our stockholders are our customers, we believe that we operate as an entity independent from our stockholders and that our stockholders have engaged in no anti-competitive activities through or in connection with us. Any federal, state or foreign governmental authorities, our competitors or our consumers raising any anti-competitive concerns regarding our relationship with stockholders that are customers could institute an action against us. Any such action by federal, state or foreign governmental authorities or allegations by third parties could have a material adverse effect on our business, operating results and financial condition.

     We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet have not yet been thoroughly interpreted by the courts and their applicability and reach are therefore uncertain.

     Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business and could create uncertainty in the marketplace. This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business. In addition, because our services are accessible worldwide, foreign jurisdictions may claim that we are required to comply with their laws. Our failure to comply with foreign laws could subject us to penalties ranging from fines to bans on our ability to offer our services. In the United States, companies are required to qualify as foreign corporations in states where they are conducting business. As an Internet company, it is unclear in which states we are actually conducting business. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could adversely affect our business, operating results and financial condition.

OUR PLANNED EXPANSION OF INTERNATIONAL OPERATIONS MAY MAKE US SUSCEPTIBLE TO GLOBAL ECONOMIC FACTORS, FOREIGN TAX LAW ISSUES, FOREIGN BUSINESS PRACTICES AND CURRENCY FLUCTUATIONS

     Our pursuit of international growth opportunities may require significant investments for an extended period of time before we realize returns on these investments, if any. Our international operations are subject to particular risks, including:

     - Difficulties and costs of managing and staffing foreign operations

     - Impact of possible adverse political and economic conditions

     - Fluctuations in the value of the U.S. dollar relative to other currencies

     - Potentially adverse tax consequences

     - Impact of the policies of the United States and foreign governments on foreign trade

     - Reduced protection for intellectual property rights in some countries

     - Unexpected changes in regulatory requirements

     - Cost of adapting our services to foreign markets

     If we do not realize our expected results from international operations, it could have a material adverse effect on our business, operating results and financial position.

OUR SUCCESS SIGNIFICANTLY DEPENDS ON THE EXPERIENCE OF OUR KEY PERSONNEL AND OUR ABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL

     Our success depends on the continued services of our executive officers and other key personnel, including our President, John F. Davis, III, and our Chief Operating Officer, Joseph W. Nicholson. Even though we currently have "key-man" insurance covering Messrs. Davis and Nicholson, this insurance amount may not adequately compensate us for the loss of their services. We believe that our future business results also depend on our ability to identify, attract, motivate and retain skilled technical personnel. Competition for personnel in the electronic commerce industry is intense. We cannot assure you that we will be able to successfully identify, attract, hire and retain other highly-skilled personnel in a timely and effective manner. The failure to retain our officers and key personnel or to recruit new personnel could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS OR PREVENT THEIR UNAUTHORIZED USE, WHICH COULD DIVERT OUR FINANCIAL RESOURCES AND HARM OUR BUSINESS

     Our success depends upon our proprietary technology, consisting of both of our software and hardware designs. We rely upon a combination of copyright, trade secrets, confidentiality procedures and contractual provisions to protect this proprietary technology. Despite our current efforts to protect our proprietary rights, these protective measures may not be adequate to prevent misappropriation or independent third-party development of our technology. Many foreign jurisdictions offer less protection of intellectual property rights than the United States. Effective copyright, trademark and trade secret protection may not be available in other jurisdictions. In addition, we may need to litigate claims against third parties to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. This litigation could result in substantial cost and diversion of management resources. A successful claim against us could effectively block our ability to use or license our technology in the United States or abroad. If we cannot adequately protect our proprietary rights, it could have a material adverse effect on our business, operating results and financial condition.

WE RELY ON TECHNOLOGY LICENSES FROM THIRD PARTIES, THE LOSS OF WHICH MAY HARM OUR ABILITY TO DEVELOP AND SELL OUR SERVICES

     We currently and in the future may procure licenses from third parties relating to our services or technology. Our inability to obtain or maintain these licenses could impair our ability to develop and sell our services. Our competitors may obtain licenses with lower royalty obligations or other terms more favorable than those received by us. If we or our suppliers are unable to obtain licenses, we could be forced to market services without certain technological features. Our inability to obtain licenses or our inability to obtain such licenses on competitive terms could have a material adverse effect on our business, operating results and financial condition.

POTENTIAL YEAR 2000 ISSUES MAY EXPOSE US TO LIABILITY OR LOSS

     We utilize a significant number of computer software programs and operating systems in our internal operations. If these programs or systems are unable to appropriately interpret dates occurring in the upcoming calendar year 2000, some level of modification or replacement of this software may be necessary. We are currently evaluating our information technology and non-information technology systems for year 2000 compliance. This evaluation includes reviewing what actions are required to make these systems year 2000 compliant as well as actions necessary to make us less vulnerable to year 2000 compliance problems associated with third parties' systems.

     Even though we have implemented a program designed to ensure that all software used in connection with our services is year 2000 compliant, we may fail to identify all year 2000 problems or correct these problems in a timely manner. We derive nearly all of our revenues from processing electronic reservations or consolidating hotel commissions electronically. Our inability to effectively process electronic hotel reservations or consolidate hotel commissions as a result of year 2000 problems could have a material adverse affect on our business, operating results and financial condition.

     We have no control over services, functions and data provided by third-party vendors and others which may result in our inability to provide services. We are currently working with our material customers and vendors to verify their degree of year 2000 compliance. However, we have no control over third parties and cannot assure that they will be year 2000 compliant. The extent to which third-party customers and vendors do not become year 2000 compliant on a timely basis may have a material adverse effect on our business, operating results and financial condition.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE EXTREMELY VOLATILE

     The trading price of our common stock has been and is likely to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     - Actual or anticipated variations in our quarterly operating results

     - Announcements of technological innovations or new services by us or our competitors

     - Changes in financial estimates by securities analysts

     - Conditions or trends in the Internet and online commerce industries

     - Changes in the market valuations of other similarly situated companies

     - Developments in Internet regulations

     - Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments

     - Unscheduled system downtime

     - Additions or departures of key personnel

     - Sales of our common stock or other securities in the open market

     - Other events or factors that may be beyond our control

     We believe that factors such as quarterly fluctuations in financial results or announcements by us, our competitors, travel agencies, hotel operators or other hotel industry participants could cause the market price of our common stock to fluctuate substantially. In addition, the stock market may experience extreme price and volume fluctuations that often are unrelated to the operating performance of specific companies. Market fluctuations or perceptions regarding the hotel industry and general economic or political conditions may adversely affect the market price of the common stock.

     In addition, the trading prices of Internet stocks in general have experienced extreme price and volume fluctuations in recent months. Any negative change in the public's perception of the prospects of Internet or e-commerce companies could depress our stock price regardless of our results. Other broad market and industry factors may decrease the market price of our common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions, such as recession or interest rate or currency rate fluctuations, also may decrease the market price of our common stock. In the past, following declines in the market price of a company's securities, securities class-action litigation often has been instituted against that company. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition. See "Price Range of Common Stock."

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING, INCLUDING POTENTIAL ACQUISITIONS

     Our management has broad discretion as to the use of the proceeds from this offering. We intend to use the net proceeds over time for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies that are complementary to our business. We cannot assure you that management will apply such funds effectively, nor can we assure you that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."

PROVISIONS IN OUR CHARTER DOCUMENTS MAY DETER POTENTIAL ACQUISITION BIDS FOR OUR BUSINESS, INCLUDING BIDS WHICH MAY BE BENEFICIAL TO OUR STOCKHOLDERS

     Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our certificate of incorporation and bylaws provide for a classified board of directors serving staggered terms of three years, prevent stockholders from calling a special meeting of stockholders and prohibit stockholder action by written consent. Our certificate of incorporation also authorizes only the board of directors to fill director vacancies, including newly created directorships, and states that directors may be removed only for cause and only by the affirmative vote of holders of at least two-thirds of the outstanding shares of our voting stock voting together as a single class. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also discourage others from making tender offers for our shares. As a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent significant changes in our board of directors and our management.

     On September 28, 1998, our board of directors adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of our common stock to stockholders of record at the close of business on October 13, 1998. Each right entitles the registered holder to purchase from us one-thousandth of a share of our Series A Preferred Stock for each share of our common stock held, at a price of $90. The rights are exercisable only if a person or group of affiliated persons acquires, or has announced the intent to acquire, 20% or more of our common stock. These rights could make it more difficult for a third party to acquire or could discourage a third party from acquiring control of us.

DELAWARE LAW MAY DETER POTENTIAL ACQUISITION BIDS FOR OUR BUSINESS, INCLUDING BIDS WHICH MAY BE BENEFICIAL TO OUR STOCKHOLDERS

     We are subject to the provisions of Delaware law which restrict certain business combinations with interested stockholders even if such a combination would be beneficial to stockholders. These provisions may inhibit a non-negotiated merger or other business combination. The anti-takeover provisions of the Delaware General Corporation Law prevent us from engaging in a "business combination" with any "interested stockholder" for three years following the date that the stockholder became an interested stockholder. For purposes of Delaware law, a "business combination" includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning more than 15% of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may opt out of the anti-takeover provisions. We do not intend to opt out of these anti-takeover provisions.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as elsewhere in this prospectus. These forward looking statements, include but are not limited to, statements about our plans, objectives, expectations, intentions and other statements contained in this prospectus that are not historical facts. You can identify these statements by forward-looking words, such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," "will" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

     Pegasus will receive approximately $73.4 million in net proceeds from its sale of 2,000,000 shares of common stock at a public offering price of $38.88 per share, after deducting underwriting discounts and commissions and estimated expenses. If the underwriters exercise their over-allotment option in full, Pegasus will receive approximately $11.1 million in additional net proceeds.

     We intend to use the net proceeds from this offering for working capital and other general corporate purposes. In addition, we may use the net proceeds to acquire complementary businesses, products, services or technologies; however, we currently have no commitments or agreements regarding any such transaction. Pending these uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on the Nasdaq National Market under the symbol "PEGS." The following table sets forth for the quarters indicated the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
1999
  Second quarter (through May 6, 1999)......................  $49.38    $34.00
  First quarter.............................................   46.00     25.00
1998
  Fourth quarter............................................   36.25      8.88
  Third quarter.............................................   26.88     10.75
  Second quarter............................................   31.00     22.00
  First quarter.............................................   27.13     13.63
1997
  Fourth quarter............................................   20.75     12.50
  Third quarter (from August 7, 1997).......................   19.25     15.50

     On May 6, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $39.00 per share. See "Risk Factors -- Our stock price has been and may continue to be extremely volatile." As of April 15, 1999, there were approximately 68 record holders of our common stock, although we believe that the number of beneficial owners of our common stock is substantially greater.

                                DIVIDEND POLICY

     Pegasus has never declared or paid any cash dividends on shares of its common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors.

                             CORPORATE INFORMATION

     References in this prospectus to "Pegasus Systems, Inc.," "Pegasus," "we," "our," and "us" refer to Pegasus Systems, Inc. and our consolidated subsidiaries. Our World Wide Web address is www.pegsinc.com. Information contained in our website does not constitute part of this prospectus.

     Pegasus was incorporated in Delaware in 1995. Pegasus holds all of the outstanding capital stock of The Hotel Industry Switch Company, a Delaware corporation formed in 1988 to operate the electronic distribution business between hotel reservation systems and global distribution systems. Pegasus holds all of the outstanding capital stock of The Hotel Clearing Corporation, a Delaware corporation formed in 1991 to operate the commission payment processing business. Pegasus indirectly holds all of the outstanding capital stock of TravelWeb, Inc., a Delaware corporation formed in 1995 to operate the online hotel reservation business. Pegasus holds all of the outstanding capital stock of Pegasus IQ, Inc., a Delaware corporation formed in 1997 to operate the information service business. Pegasus holds all of the equity securities of Driving Revenue L.L.C., a Maryland limited liability company acquired in August 1998 that operates a hotel database and marketing business and constitutes part of Pegasus Business Intelligence. Pegasus indirectly holds all of the outstanding capital stock of Pegasus Systems, Inc. (UK) Ltd., a company formed to operate our United Kingdom-based business.

     We have registered "UltraSwitch," "TravelWeb," "UltraAccess," "HCC Hotel Clearing Corporation," "HCC Link," "HCC Cash", "UltraRes," "Click-It," "Pegasus" and "Chain Link" as United States federal trademarks, and an application to register "Powered by Pegasus" is pending with the United States Patent and Trademark Office. Trademark applications for "TravelWeb" and "Powered by Pegasus" also have been filed in Canada and Europe. This prospectus also includes trademarks and tradenames of companies other than us, which are the property of their respective owners. Each trademark, tradename or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Pegasus as of December 31, 1998:

     - On an actual basis

     - On an adjusted basis to reflect our receipt of the net proceeds from the sale of 2,000,000 shares of common stock offered by us at a public offering price of $38.88 per share and the application of the net proceeds in the manner described in "Use of Proceeds."

     You should read the following information in conjunction with our Consolidated Financial Statements and Notes thereto and "Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The following information regarding shares outstanding is as of December 31, 1998. It excludes as of December 31, 1998:

     - 810,640 shares of common stock reserved for issuance under our 1996 Amended Stock Option Plan, of which options to purchase 802,088 shares were outstanding at a weighted average exercise price of $3.46 per share

     - 587,707 shares of common stock reserved for issuance under our 1997 Amended Stock Option Plan, as amended, of which options to purchase 531,873 shares were outstanding at a weighted average exercise price of $13.27 per share

     - 488,354 shares of common stock reserved for issuance under our 1997 Employee Stock Purchase Plan

     - Warrants to purchase up to 345,723 shares of common stock issued to Holiday Inn Worldwide exercisable at any time through the period ending May 12, 1999 at an exercise price of $7.20 per share.

                                                              AS OF DECEMBER 31, 1998
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                                  (IN THOUSANDS)
Current portion of long-term obligations....................  $   535      $    535
                                                              =======      ========
Long-term obligations, net of current portion...............  $    58      $     58
                                                              -------      --------
Stockholders' equity:
  Preferred Stock, $.01 par value, 2,000,000 shares
     authorized; no shares issued and outstanding...........       --
  Common Stock, $.01 par value, 50,000,000 shares
     authorized; 10,653,371 shares issued (actual);
     12,653,371 shares issued (as adjusted).................      106           127
  Additional paid-in capital................................   63,384       136,713
  Unearned compensation.....................................     (616)         (616)
  Accumulated deficit.......................................   (8,584)       (8,584)
  Less treasury stock (116,484 shares, at cost).............      (26)          (26)
                                                              -------      --------
          Total stockholders' equity........................   54,264       127,614
                                                              -------      --------
          Total capitalization..............................  $54,322      $127,672
                                                              =======      ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for the years ended December 31, 1998 and 1997 and for the year ended December 31, 1996 are derived from our Consolidated Financial Statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. Selected consolidated financial data as of December 31, 1996 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP but are not included in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 1995 and 1994 are derived from our consolidated financial statements that have been audited by Belew Averitt LLP, independent accountants, but are not included in this prospectus. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our Consolidated Financial Statements and Notes thereto.

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                1994      1995      1996      1997      1998
                                               -------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA(1):
Net revenues.................................  $ 4,666   $ 9,296   $15,869   $20,903   $29,064
Operating expenses:
  Cost of services...........................    1,546     3,883     6,199     7,445     9,717
  Research and development...................      238       840     1,961     2,504     2,673
  Write-off of purchased in-process research
     and development.........................       --     1,223       245        --     1,480
  General and administrative expenses........    1,065     2,770     3,799     3,715     4,442
  Marketing and promotion expenses...........      130       912     2,824     3,998     4,824
  Depreciation and amortization..............    1,519     2,477     3,426     3,017     2,690
                                               -------   -------   -------   -------   -------
          Total operating expenses...........    4,498    12,105    18,454    20,679    25,826
                                               -------   -------   -------   -------   -------
Operating income (loss)......................      168    (2,809)   (2,585)      224     3,238
Other income (expense):
  Interest income............................       --        --       114       993     2,503
  Interest expense...........................     (591)     (815)     (893)     (600)     (147)
                                               -------   -------   -------   -------   -------
  Income (loss) before income taxes and
     minority interest.......................     (423)   (3,624)   (3,364)      617     5,594
Income taxes.................................       --        --        15        28       198
                                               -------   -------   -------   -------   -------
Income (loss) before minority interest.......     (423)   (3,624)   (3,379)      589     5,396
Minority interest............................       --        53      (106)       --        --
                                               -------   -------   -------   -------   -------
Net income (loss)............................  $  (423)  $(3,571)  $(3,485)  $   589   $ 5,396
                                               =======   =======   =======   =======   =======
Net income (loss) per share(2):
  Basic......................................  $ (0.56)  $ (1.30)  $ (0.66)  $  0.08   $  0.52
                                               =======   =======   =======   =======   =======
  Diluted....................................  $ (0.56)  $ (1.30)  $ (0.66)  $  0.07   $  0.48
                                               =======   =======   =======   =======   =======
Weighted average shares outstanding(2):
  Basic......................................      762     2,752     5,247     7,200    10,461
  Diluted....................................      762     2,752     5,247     8,676    11,197

                                                             AS OF DECEMBER 31,
                                              ------------------------------------------------
                                               1994      1995       1996      1997      1998
                                              -------   -------   --------   -------   -------
                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)...................  $  (844)  $(1,560)  $  2,068   $38,397   $44,398
Total assets................................    4,150    10,316     13,892    49,923    60,320
Accounts payable and accrued liabilities....      690     1,941      2,689     4,048     4,715
Short-term borrowings, including current
  portion of long-term debt.................    1,392     1,049      1,834     1,048       535
Long-term obligations, net of current
  portion...................................    4,718     6,994      6,353       661        58
Minority interest...........................       --     1,340         --        --        --
Accumulated deficit.........................   (7,514)  (11,085)   (14,570)  (13,981)   (8,584)
Total stockholders' equity (deficit)........   (2,649)   (2,380)     1,954    43,478    54,264

---------------

(1) Our statement of operations data for 1994 consist of the accounts of THISCO, our wholly owned subsidiary. Statement of operations data for subsequent periods reflects our operations, including the depreciation and amortization of the following:

     - Acquisition of 83.3% of the outstanding capital stock of HCC in July 1995

     - Acquisition of the remaining 16.7% of the outstanding capital stock of HCC in June 1996

     - Acquisition of Driving Revenue in August 1998.

     Amortization applicable to the acquisition of HCC totaled approximately $645,000, $1,412,000, $1,534,000 and $798,000 in 1995, 1996, 1997 and 1998,
     respectively. Amortization applicable to the acquisition of Driving Revenue totaled approximately $125,000 in 1998. See Notes 1, 2 and 3 of Notes to Consolidated Financial Statements.

(2) See Notes 1 and 15 of Notes to Consolidated Financial Statements for information concerning the calculation of basic and diluted net income
    (loss) per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus.

GENERAL FINANCIAL INFORMATION RELATING TO PEGASUS

     Pegasus is a leading provider of transaction processing and electronic commerce services to the hotel industry worldwide. Pegasus is organized into three businesses: Pegasus Electronic Distribution, Pegasus Commission Processing and Pegasus Business Intelligence.

     Pegasus Electronic Distribution. Pegasus Electronic Distribution includes our GDS distribution service and our Internet-based distribution services. These services improve the efficiency and effectiveness of the hotel reservation process by enabling travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions.

     Our GDS distribution service, formerly referred to as THISCO, provides an electronic interface between a hotel's central reservation system and the global distribution systems that travel agents use to book hotel and airline reservations. Revenues from this service are derived by charging hotel participants a fee based on the number of reservations made, less the number cancelled ("net reservations"), and a fee for "status messages" processed through our GDS distribution service. Status messages are electronic messages sent by hotels to global distribution systems to update room rates, features and availability information in global distribution system databases. As a hotel's cumulative volume of net reservations increases during the course of the calendar year, its fee per transaction decreases after predetermined transaction volume hurdles have been met. As a result, for higher volume customers, unit transaction fees are higher at the beginning of the year, when cumulative transactions are lower. Pegasus recognizes revenues based on the fee per transaction that a customer is expected to pay during the entire year. This process of recognizing revenues creates a deferred revenue balance during early periods of the year, which is reflected in interim balance sheets. The deferred revenue balance created during the early periods of the year is fully utilized and eliminated by the end of each year. We offer volume-based discounting of our GDS distribution service fees. The recent consolidation in the hotel industry has resulted in a lower average fee per transaction for the GDS distribution service. Despite increases in the number of transactions, revenues generated from our GDS distribution service has remained consistent with prior periods. We expect this trend to continue. See "Risk Factors -- Rapid consolidation and economic changes in the hotel industry could lower the value of our services."

     Additionally, Pegasus generally charges new participants in our GDS distribution service a one-time set-up fee for work associated with the implementation of this service. Revenue for these one-time set-up fees is recognized on a percentage of completion basis as the services are performed over the set-up period, which generally ranges from two to six months. Pegasus also charges certain global distribution systems a fee based on the number of net reservations to compensate for the management and consolidation of multiple interfaces.

     Our Internet-based distribution services provide online hotel reservation capabilities to travelers via our TravelWeb.com website (www.travelweb.com) and our private-label reservation service, formerly referred to as NetBooker. To participate in our Internet-based distribution services, hotels pay Pegasus subscription fees based on the number of the hotel company's properties in our online distribution database. For reservations that originate on our TravelWeb.com website, Pegasus assesses either a transaction fee based on the number of net reservations made at participating properties or a commission based on the value of the guest stay. For reservations that originate on websites using our private-label reservation service, Pegasus charges transaction fees based on the number of net reservations made at participating properties. Private-label reservation customers also pay initial development, maintenance and licensing fees.

     Pegasus Commission Processing. Pegasus Commission Processing, formerly referred to as HCC, is the global leader in hotel commission payment processing. Pegasus Commission Processing improves the efficiency and effectiveness of the commission payment process for participating hotels and travel agencies by consolidating payments and providing comprehensive transaction reports. Pegasus Commission Processing derives revenues by charging a participating travel agency a fee based on a percentage of commissions paid to that agency. Pegasus also generally charges a participating hotel a fee based on the number of commissionable transactions arising from that hotel. Revenues from travel agency fees can vary substantially from period to period based on the types of hotels at which reservations are made and fluctuations in overall room rates. Pegasus Commission Processing recognizes revenues in the month in which the hotel stay occurs. In the following month, Pegasus collects commissions from the hotels by the 12th business day of such month and pays commissions to travel agencies by the 15th business day of such month. If a hotel fails to deliver funds to Pegasus, Pegasus is not obligated to deliver commission payments on behalf of the hotel to travel agencies.

     Pegasus Business Intelligence. Pegasus Business Intelligence provides database marketing and consulting services and is being expanded to provide data mining and reporting services for benchmark analysis and strategic planning for the hotel industry. Pegasus Business Intelligence revenues consist of fees charged to hotels for the development of hotel databases and for consulting services. Pegasus Business Intelligence was formerly referred to as Pegasus IQ and Driving Revenue.

     Historically, Pegasus has derived a majority of its revenues from our electronic distribution and commission processing services. For the year ended December 31, 1998, approximately 42% of our consolidated revenues was derived from Pegasus Electronic Distribution, approximately 55% of our consolidated revenues was derived from Pegasus Commission Processing and approximately 3% of our consolidated revenues was derived from Pegasus Business Intelligence. Pegasus has experienced substantial growth since its inception. Revenues increased at a compound annual rate of approximately 48% to $29.1 million in 1998 from $2.8 million in 1992, excluding 1992 revenues from The Hotel Clearing Corporation which was acquired in 1995. However, there can be no assurance that Pegasus will experience the same rate of revenue growth in the future. Any significant decrease in the rate of revenue growth could have a material adverse effect on our financial condition and results of operations.

     Pegasus has developed or is in the process of developing several new services to capitalize on its existing technology and customer base and to provide additional electronic hotel reservation capabilities and information services to existing Pegasus customers and to other participants in the hotel room distribution process. Pegasus Electronic Distribution intends to introduce services that automate the processing of hotel bookings for large meetings and conventions and for corporate travelers. Pegasus Business Intelligence intends to introduce data mining and reporting services for benchmark analysis and strategic planning for the hotel industry. Pegasus has not received a material amount of revenue from these services, and there can be no assurance that any of these services will produce a material amount of revenue in the future. See "Risk Factors -- Our future success depends on our ability to develop new technologies and services to meet the changing needs of our current and future customers." Our future success will depend, in part, on our ability to:

     - develop leading technologies

     - enhance our existing services

     - develop and introduce new services that address the increasingly sophisticated and varied needs of our current and prospective customers

     - respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis

     Our cost of services consists principally of personnel costs relating to information technology, facilities and equipment maintenance costs and fees paid to our processing bank for the processing of travel agency commissions. Research and development costs consist principally of personnel costs, related overhead costs and fees paid to outside consultants. General and administrative expenses are primarily personnel, office, legal and accounting related. Marketing and promotion expenses consist primarily of personnel costs, advertising, amortization of customer incentive contracts, public relations and participation in trade shows and other industry events. Depreciation and amortization expense includes depreciation of computer equipment, office furniture, office equipment and leasehold improvements as well as amortization of software and goodwill. Interest expense includes interest on notes payable to certain stockholders of Pegasus and interest on payments made under capital equipment leases. Minority interest represents certain former minority interests in our subsidiaries that have been wholly owned by Pegasus since June 1996.

                              RECENT DEVELOPMENTS

     We recently announced our unaudited financial results for the period ended March 31, 1999. For the three month period ended March 31, 1999, our net revenues increased 35.8% over the same period in the prior year to $8.4 million. Net income in the three months ended March 31, 1999 was $1.5 million. Diluted net income per share in this period was $0.13 based on 11.5 million weighted average shares outstanding.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items from our statement of operations to net revenues:

                           PERCENTAGE OF NET REVENUES

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Net revenues................................................  100.0%   100.0%   100.0%
Operating expenses:
  Cost of services..........................................   39.1     35.6     33.4
  Research and development..................................   12.4     12.0      9.2
  Write-off of purchased in-process research and
     development............................................    1.5       --      5.1
  General and administrative expenses.......................   23.9     17.8     15.3
  Marketing and promotion expenses..........................   17.8     19.1     16.6
  Depreciation and amortization.............................   21.6     14.4      9.3
                                                              -----    -----    -----
          Total operating expenses..........................  116.3     98.9     88.9
                                                              -----    -----    -----
Operating income (loss).....................................  (16.3)     1.1     11.1
Other income (expense):
  Interest income...........................................    0.7      4.7      8.6
  Interest expense..........................................   (5.6)    (2.9)    (0.5)
                                                              -----    -----    -----
Income (loss) before income taxes and minority interest.....  (21.2)     2.9     19.2
Income taxes................................................    0.1      0.1      0.6
                                                              -----    -----    -----
Income (loss) before minority interest......................  (21.3)     2.8     18.6
Minority interest...........................................   (0.7)      --       --
                                                              -----    -----    -----
Net income (loss)...........................................  (22.0)%    2.8%    18.6%
                                                              =====    =====    =====

  Years Ended December 31, 1998 and 1997

     Net revenues. Our net revenues for 1998 increased to $29.1 million from $20.9 million in 1997, an increase of 39.0%. The increase in revenues was primarily driven by higher transaction levels for Pegasus Electronic Distribution and Pegasus Commission Processing as well as revenues derived from Pegasus Business Intelligence.

     Pegasus Electronic Distribution revenues increased 24.8% in 1998 compared to 1997 primarily due to an increase in the number of hotel reservations made through our website on the Internet (www.travelweb.com) and an increase in the average fee earned per transaction. In addition, there was an increase in the number of hotel reservations made through other websites that use our private-label reservation service. Also, more hotel companies paid fees to be listed in our online distribution database. Net reservations made through our GDS distribution service increased by 22.6% in 1998 compared to 1997, but this increase was offset by a reduction in the average fee per reservation. As a result, net revenues from the GDS distribution service remained consistent with the prior year.

     Pegasus Commission Processing revenues increased 43.6% in 1998 compared to 1997 as a result of a 34.4% increase in the number of hotel commission transactions processed. The increase in the number of transactions was due in part to an increase in the number of hotel properties and travel agencies participating in Pegasus Commission Processing. The value of commissions paid to travel agencies by Pegasus Commission Processing increased 48.5% in 1998 compared to 1997 because of an increase in the number of hotel commission transactions processed combined with an increase in the average value of the commissions processed. The average value of commissionable transactions processed increased due to rising overall average daily rates for hotel rooms as well as a higher proportion of transactions generated by full-service and luxury hotel chains. Net revenues arising from the increase in commissions paid was somewhat offset by a reduction in the average fee received from participating travel agencies for consolidating and remitting hotel commission payments.

     Pegasus Business Intelligence revenues were $903,000 for 1998 and consisted of fees charged to hotels for the development and maintenance of hotel databases and for consulting services.

     Cost of services. Cost of services increased by $2.3 million, or 30.5%, to $9.7 million in 1998 from $7.4 million in 1997. Cost of services increased due to additional staffing, higher pay rates for technology personnel and the increased number of Pegasus Commission Processing transactions, which added to the processing fees paid to our processing bank.

     Research and development; Write-off of purchased in-process research and development. Research and development expenses increased $1.7 million, or 65.9%, to $4.2 million in 1998 from $2.5 million in 1997. Excluding the effect of the one-time charge taken in 1998 for in-process research and development expenses relating to the acquisition of Driving Revenue, research and development expenses increased $170,000, or 6.8%, to $2.7 million in 1998 from $2.5 million in 1997. This increase was primarily due to expenditures relating to the development of business intelligence services. Based on a third party valuation, approximately $1.5 million of the Driving Revenue acquisition purchase price was allocated to in-process research and development projects that at the time of the Driving Revenue acquisition had not reached technological feasibility and had no probable alternative future use.

     General and administrative expenses. General and administrative expenses increased $727,000, or 19.6%, to $4.4 million in 1998 from $3.7 million in 1997. The increase was primarily due to higher legal, accounting, insurance, printing and reporting costs associated with operating as a public company.

     Marketing and promotion expenses. Marketing and promotion expenses increased $826,000, or 20.7%, to $4.8 million in 1998 from $4.0 million in 1997. Marketing and promotion expenses grew primarily due to the addition of sales and marketing staff, the promotion of our other services in Pegasus Electronic Distribution and Pegasus Commission Processing.

     Depreciation and amortization. Depreciation and amortization expenses decreased $327,000, or 10.8%, to $2.7 million in 1998 from $3.0 million in 1997. This decrease was primarily due to the final amortization of capitalized software related to our acquisition of 83.3% of HCC's outstanding capital stock in 1995. The decrease was partially offset by the addition of amortization related to software purchased from Wetherly International in December 1997 and the addition of goodwill and software amortization related to the acquisition of Driving Revenue in August 1998.

     Interest income. Interest income increased $1.5 million to $2.5 million in 1998 from $994,000 in 1997. Interest income increased as a result of short-term investment of operating cash balances and of a portion of the proceeds from our secondary public offering of common stock in February 1998. In addition, 1998 included a full year of interest income earned on proceeds from our initial public offering of common stock in August 1997.

     Interest expense. Interest expense decreased $453,000, or 75.5%, to $147,000 in 1998 from $600,000 in 1997. The 1998 expense reflects payments made under capital equipment leases. The expense in 1997 consisted of interest accrued on promissory notes payable to certain Pegasus stockholders as well as interest accrued on payments made under capital equipment leases. Pegasus repaid all of its promissory notes in August 1997 using a portion of the proceeds from its initial public offering.

     Income taxes. Income taxes for 1998 reflect state and foreign income taxes payable as Pegasus was able to realize the benefit of its federal net operating loss carryforwards. In the fourth quarter of 1998, Pegasus released a significant portion of the valuation allowance as management believes it is more likely than not that the net deferred tax asset will be realized. Income taxes for 1997 reflect foreign income taxes payable with respect to the taxable earnings of our United Kingdom subsidiary, which reports earnings on a cost-plus basis. In 1997, the net deferred tax asset was fully reserved because of uncertainty regarding our ability to realize the benefit of the asset in future years.

  Years Ended December 31, 1997 and 1996

     Net revenues. Our net revenues for 1997 increased to $20.9 million from $15.9 million in 1996, an increase of 31.7%. The increase in revenues was primarily driven by higher transaction levels for Pegasus Electronic Distribution and Pegasus Commission Processing.

     Pegasus Electronic Distribution revenues increased 21.2% in 1997 compared to 1996. Net reservations made through our GDS distribution service increased 25.7% in 1997 compared to 1996. Revenues contributed by our TravelWeb.com website decreased by 7.7% in 1997 compared to 1996. This decrease was primarily a result of the transition from revenues based on website page building and maintenance fees to revenues based on monthly subscription fees and booking fees per net reservation.

     Pegasus Commission Processing revenues increased 42.8% as a result of a 38.0% increase in hotel commission transactions processed during 1997 compared to 1996. The increase in the number of transactions was due in part to the addition of hotel properties, including those of Marriott Corporation, and travel agencies participating in Pegasus Commission Processing. The net revenues per commissionable transaction increased in 1997 because of an increase in overall average daily rates for hotel rooms.

     Cost of services. Cost of services increased by $1.2 million, or 20.1%, to $7.4 million in 1997 from $6.2 million in 1996. Cost of services increased due to additional staffing in support of our electronic distribution and commission processing services and the increased number of commission processing transactions, which added to the processing fees paid to our processing bank.

     Research and development; Write-off of purchased in-process research and development. Research and development expenses increased $298,000, or 13.5%, to $2.5 million in 1997 from $2.2 million in 1996. Excluding the effect of the one-time charge taken in 1996 for in-process research and development expenses relating to the acquisition of HCC, research and development expenses increased $543,000, or 27.7%, to $2.5 million in 1997 from $2.0 million in 1996. This increase was primarily due to additional work on our TravelWeb.com website including the development of our online distribution database.

     General and administrative expenses. General and administrative expenses decreased $84,000, or 2.2%, to $3.7 million in 1997 from $3.8 million in 1996. This decrease was primarily due to a number of non-recurring expenses incurred in 1996 associated with the closing of a financial transaction.

     Marketing and promotion expenses. Marketing and promotion expenses increased $1.2 million, or 41.5%, to $4.0 million in 1997 from $2.8 million in 1996. Marketing and promotion expenses grew primarily due to the addition of sales and marketing staff, the promotion our TravelWeb.com website and, to a lesser degree, the promotion of our other services in Pegasus Electronic Distribution and Pegasus Commission Processing.

     Depreciation and amortization. Depreciation and amortization expenses decreased $409,000, or 11.9%, to $3.0 million in 1997 from $3.4 million in 1996. This decrease was primarily due to the 1996 completion of amortization for a number of software development projects that had been previously capitalized.

     Interest income. During 1997, Pegasus realized $994,000 in interest income as a result of short-term investment of operating cash balances and of the proceeds from its initial public offering.

     Interest expense. Interest expense decreased $293,000, or 32.8%, to $600,000 in 1997 from $893,000 in 1996. The expense reflects interest accrued on promissory notes payable to certain stockholders of Pegasus and interest accrued on payments made under capital equipment leases. Interest expense decreased primarily due to the repayment of all promissory notes in August 1997 using proceeds from our initial public offering of common stock.

     Income taxes. Income taxes reflect foreign income taxes payable with respect to the taxable earnings of our United Kingdom subsidiary, which reports earnings on a cost-plus basis.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited statement of operations data for each of our last eight quarters through December 31, 1998, as well as such data expressed as a percentage of our total net revenues for the periods indicated. This data has been derived from our unaudited financial statements that, in management's opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with our audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus. Pegasus believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as any indication of future performance.

                                                                            QUARTER ENDED
                                       ---------------------------------------------------------------------------------------
                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         1997       1997       1997        1997       1998       1998       1998        1998
                                       --------   --------   ---------   --------   --------   --------   ---------   --------
Net revenues.........................   $4,377     $5,081     $5,778     $ 5,667    $ 6,167    $ 6,781     $ 7,803    $ 8,313
Operating expenses:
  Cost of services...................    1,558      1,799      2,114       1,974      2,166      2,408       2,517      2,626
  Research and development...........      623        609        586         686        601        625         741        707
  Write-off of purchased in-process
    research and development.........       --         --         --          --         --         --       1,480         --
  General and administrative
    expenses.........................      856        816        939       1,104      1,055      1,038       1,109      1,240
  Marketing and promotion expenses...      865      1,053      1,068       1,012      1,242      1,178       1,191      1,213
  Depreciation and amortization......      707        721        863         726        753        762         566        609
                                        ------     ------     ------     -------    -------    -------     -------    -------
        Total operating expenses.....    4,609      4,998      5,570       5,502      5,817      6,011       7,604      6,395
                                        ------     ------     ------     -------    -------    -------     -------    -------
Income (loss) from operations........     (232)        83        208         165        350        770         199      1,918
Other income (expense):
  Interest income....................       56         43        342         551        644        653         632        574
  Interest expense...................     (212)      (203)      (128)        (56)       (47)       (41)        (33)       (25)
                                        ------     ------     ------     -------    -------    -------     -------    -------
Income (loss) before income taxes and
  minority interest..................     (388)       (77)       422         660        947      1,382         798      2,467
Income taxes.........................       --         16         10           2          7         25          26        140
                                        ------     ------     ------     -------    -------    -------     -------    -------
Income (loss) before minority
  interest...........................     (388)       (93)       412         658        940      1,357         772      2,327
Minority interest....................       --         --         --          --         --         --          --         --
                                        ------     ------     ------     -------    -------    -------     -------    -------
Net income (loss)....................   $ (388)    $  (93)    $  412     $   658    $   940    $ 1,357     $   772    $ 2,327
                                        ======     ======     ======     =======    =======    =======     =======    =======
Net income (loss) per share:
  Basic..............................   $(0.07)    $(0.02)    $ 0.05     $  0.06    $  0.09    $  0.13     $  0.07    $  0.22
                                        ======     ======     ======     =======    =======    =======     =======    =======
  Diluted............................   $(0.07)    $(0.02)    $ 0.04     $  0.06    $  0.09    $  0.12     $  0.07    $  0.21
                                        ======     ======     ======     =======    =======    =======     =======    =======
Weighted average shares outstanding:
  Basic..............................    5,191      5,191      8,173      10,180     10,325     10,491      10,508     10,518
  Diluted............................    5,191      5,191      9,380      10,907     11,038     11,269      11,195     11,282

                                                                     AS A PERCENTAGE OF REVENUES
                                       ---------------------------------------------------------------------------------------
                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         1997       1997       1997        1997       1998       1998       1998        1998
                                       --------   --------   ---------   --------   --------   --------   ---------   --------
Net revenues.........................    100.0%     100.0%     100.0%      100.0%     100.0%     100.0%      100.0%     100.0%
Operating expenses:
  Cost of services...................     35.6       35.4       36.6        34.8       35.1       35.5        32.3       31.6
  Research and development...........     14.2       12.0       10.1        12.1        9.7        9.2         9.5        8.5
  Write-off of purchased in-process
    research and development.........       --         --         --          --         --         --        19.0         --
  General and administrative
    expenses.........................     19.6       16.1       16.3        19.5       17.1       15.3        14.2       14.9
  Marketing and promotion expenses...     19.8       20.7       18.5        17.9       20.2       17.4        15.3       14.6
  Depreciation and amortization......     16.1       14.2       14.9        12.8       12.2       11.2         7.2        7.3
                                        ------     ------     ------     -------    -------    -------     -------    -------
        Total operating expenses.....    105.3       98.4       96.4        97.1       94.3       88.6        97.5       76.9
                                        ------     ------     ------     -------    -------    -------     -------    -------
Income (loss) from operations........     (5.3)       1.6        3.6         2.9        5.7       11.4         2.5       23.1
Other income (expense):
  Interest income....................      1.2        0.9        5.9         9.7       10.4        9.6         8.1        6.9
  Interest expense...................     (4.8)      (4.0)      (2.2)       (1.0)      (0.8)      (0.6)       (0.4)      (0.3)
                                        ------     ------     ------     -------    -------    -------     -------    -------
Income (loss) before income taxes and
  minority interest..................     (8.9)      (1.5)       7.3        11.6       15.3       20.4        10.2       29.7
Income taxes.........................       --        0.3        0.2          --        0.1        0.4         0.3        1.7
                                        ------     ------     ------     -------    -------    -------     -------    -------
Income (loss) before minority
  interest...........................     (8.9)      (1.8)       7.1        11.6       15.2       20.0         9.9       28.0
Minority interest....................       --         --         --          --         --         --          --         --
                                        ------     ------     ------     -------    -------    -------     -------    -------
Net income (loss)....................     (8.9)%     (1.8)%      7.1%       11.6%      15.2%      20.0%        9.9%      28.0%
                                        ======     ======     ======     =======    =======    =======     =======    =======

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity at December 31, 1998 included cash and cash equivalents of $25.0 million, short-term investments of $15.8 million and restricted cash of $2.1 million. Restricted cash represents funds for travel agency commission checks that have not cleared the processing bank and are returned to Pegasus. The portion of restricted cash not remitted to travel agents will be escheated to the appropriate state, as required. Pegasus has financed its cash requirements for investments in equipment primarily through cash generated from operations, the sale of capital stock and capital lease financing.

     Working capital increased from $38.4 million in 1997 to $44.4 million in 1998, and net cash provided by operating activities increased from $2.8 million in 1997 to $6.8 million in 1998 due to our improved operating performance.

     Capital expenditures consist of purchases of software, furniture and equipment and amounted to $1.7 million in 1998 compared to $1.6 million in 1997. In addition, Pegasus acquired no equipment under capital leases in 1998 compared with $79,000 in 1997. Additional uses of cash for investing activities in 1998 included the purchase of Driving Revenue, strategic equity investments and marketable securities.

     Pegasus completed an initial public offering of its common stock in August 1997, raising proceeds of $40.5 million, net of offering expenses. Approximately $5.2 million of the proceeds was used to repay notes payable to stockholders and to repay certain lease obligations. The remainder of the proceeds was placed in short-term marketable securities. Pegasus completed a secondary offering of its common stock in February 1998, raising net proceeds to Pegasus of $4.2 million. A portion of the proceeds was used to repay certain lease obligations, with the remaining proceeds placed in short-term marketable securities.

     Pegasus does not believe that inflation has materially impacted results of operations during the past three years. Substantial increases in costs and expenses could have a significant impact on our results of operations to the extent such increases are not passed along to customers.

     Pegasus believes that there are sufficient funds available from operations to adequately manage the expansion of the business in the foreseeable future.

YEAR 2000 COMPLIANCE

     The year 2000 computer issue is primarily the result of information technology (IT) and non-IT systems and programs with date sensitive devices, such as embedded chips or code, using only the last two digits to refer to a year. The failure of these devices to interpret dates beyond the year 1999 could cause a system failure or other errors, with the resultant disruption in the operation of such systems.

     State of readiness. Beginning in July 1997, Pegasus established internally staffed project teams to address year 2000 issues related to the services provided to customers as well as any IT and non-IT internal systems supporting our operations. Pegasus is currently in the process of testing and upgrading, if necessary, its systems and processes to comply with the requirements of the year 2000 date transition. Pegasus personnel are researching internal IT and non-IT hardware, software and data issues related to dates and date range processing, and each product line is undergoing extensive internal and external testing. Any non-compliant hardware or software discovered during testing will be upgraded or replaced. This process includes contacting material third-party suppliers and customers to assess their year 2000 readiness. The following is a table showing our state of year 2000 readiness based on management's assessment:

                               STATE OF READINESS

                  INTERNAL IT AND NON-IT SYSTEMS AND EQUIPMENT

                                                      PERCENT       ESTIMATED
PHASE                                                 COMPLETE   COMPLETION DATE
-----                                                 --------   ---------------
Awareness...........................................    100%     Complete
Assessment of changes required......................    100%     Complete
Remediation or replacement..........................     90%     June 1999
Testing.............................................     85%     June 1999
Contingency planning................................     50%     June 1999

                 SUPPLIERS, CUSTOMERS AND THIRD-PARTY PROVIDERS

                                                      PERCENT       ESTIMATED
PHASE                                                 COMPLETE   COMPLETION DATE
-----                                                 --------   ---------------
Awareness...........................................    100%     Complete
Assessment questionnaires...........................    100%     Complete
Detail assessment review with third-party
  providers.........................................     75%     June 1999
Contract review.....................................     75%     June 1999
Contingency planning................................     50%     June 1999
Testing as applicable...............................     85%     June 1999

     Costs. During 1998 and 1997, Pegasus expensed approximately $258,000 and $108,000, respectively, in labor costs associated with its year 2000 efforts. In 1999, labor costs related to year 2000 efforts are expected to be less than those incurred in 1998 and comparable to those incurred in 1997. In addition, Pegasus anticipates incurring approximately $13,000 for the lease of additional testing hardware in 1999. In 1998, Pegasus capitalized $48,000 of computer equipment. This computer equipment was purchased to address the year 2000 issue, and upon the completion of year 2000 testing it is anticipated that such equipment will be used to support the growth of current systems. Pegasus does not anticipate incurring a material amount of additional costs related to the purchase of IT or non-IT systems hardware for the purpose of addressing the year 2000 issue. Cash required to fund these matters is expected to be generated from operations. To date, no IT development projects have been delayed due to year 2000 remediation efforts.

     Risk/Contingency Plans. Even though Pegasus is undertaking efforts to ensure that all its systems and programs are year 2000 compliant, Pegasus has no control over services, functions and data provided by third-party vendors and others which may result in the inability to provide services. Pegasus has contacted and is working with its material customers and vendors to verify their degree of year 2000 compliance. Pegasus has requested end-to-end testing with those systems that interface with our systems. However, Pegasus has no control over year 2000 compliance for third parties. To date, Pegasus has received responses from substantially all of its material third-party customers and vendors. The extent to which third-party customers and vendors do not become year 2000 compliant in a timely manner may have a material adverse effect on our cash flow and results of operations.

     Pegasus derives nearly all of its revenues from processing electronic reservations or consolidating hotel commissions electronically. The inability or limitation of its ability to process electronic reservations or consolidate hotel commissions due to year 2000 problems would have a material impact on our revenues and cash flow. Due to the electronic medium used by Pegasus to conduct the majority of its business, any interruption or outage of telecommunications, electricity or other basic utility services may also adversely impact our ability to do business. As discussed above, Pegasus has begun its efforts to evaluate the readiness of these critical suppliers.

     Pegasus services the travel industry and is dependent on the continued health of the industry. Any general disruption of travel due to year 2000 issues that adversely affects other travel vendors such as airlines, hotels and travel agency systems would also have a material adverse effect on our cash flows and results of operations.

     Pegasus is in the early phase of developing contingency plans and determining the extent of such plans.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, Pegasus will adopt SOP 98-1 in its 1999 annual financial statements. Pegasus does not believe the adoption of SOP 98-1 will have a material impact on our results of operations or financial condition.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. FAS 133 is effective for our first quarter financial statements in fiscal 2000. Pegasus is not currently involved in derivative instruments or hedging activities, and therefore, will measure the impact of this statement as it becomes necessary.

                                    BUSINESS

OVERVIEW

     Pegasus is a leading provider of transaction processing and electronic commerce services to the hotel industry worldwide. Pegasus is organized into three businesses: Pegasus Electronic Distribution, Pegasus Commission Processing and Pegasus Business Intelligence.

     - Pegasus Electronic Distribution improves the efficiency and effectiveness of the hotel reservation process by enabling travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions. Pegasus Electronic Distribution includes our GDS distribution service, which was historically referred to as the THISCO service, and our Internet-based distribution services, which include TravelWeb.com, our private-label reservation service and other Internet-based distribution services. Our private-label reservation service was formerly referred to as NetBooker.

     - Pegasus Commission Processing improves the efficiency and effectiveness of the commission payment process for participating hotels and travel agencies by consolidating payments in the customer's currency of choice and providing comprehensive transaction reports. Pegasus Commission Processing includes what historically was referred to as HCC.

     - Pegasus Business Intelligence, formerly referred to as Pegasus IQ and Driving Revenue, provides database marketing and consulting services and is being expanded to provide data mining and reporting services for benchmark analysis and strategic planning for the hotel industry.

     In 1998, approximately 42%, 55% and 3% of Pegasus' consolidated revenues were derived from Pegasus Electronic Distribution, Pegasus Commission Processing and Pegasus Business Intelligence, respectively.

INDUSTRY BACKGROUND

     The room reservation and commission payment processes in the hotel industry are complex and information intensive. Making a hotel room reservation requires significant amounts of data, such as room rates, features and availability. This complexity is compounded by the need to confirm, revise or cancel room reservations, which generally requires multiple parties to have ongoing access to real-time reservation information. Similarly, the process of reconciling and paying hotel commissions to travel agencies is based on transaction-specific hotel data. Furthermore, this process consists of a number of relatively small payments to travel agencies that often include payments in multiple currencies. In addition, information regarding guest cancellations and "no-shows" needs to be accurately communicated between hotels and travel agencies in order to reconcile commission payments.

     Reservations for hotel rooms are made either directly by individual travelers or indirectly through intermediaries. Individual travelers typically make direct reservations by telephoning or faxing a hotel to ascertain room rates, features and availability and to make reservations. Increasingly, individual travelers can conduct all aspects of this transaction through hotel and travel-related websites. Intermediaries for hotel room reservations, including travel agencies, convention and other large meeting organizers and corporate travel departments, access hotel information either by telephone or fax or through a global distribution system. Global distribution systems maintain databases of room rates, features and availability information provided by hotels to which they are connected. Because each global distribution system has a unique electronic interface to hotel reservation systems, each global distribution system can obtain room information and book rooms only at hotels that have developed protocols and message formats compatible with that particular global distribution system.

     A number of current trends are affecting the hotel industry:

     - The hotel industry has been shifting from manual to electronic means of making hotel room reservations. As more hotels become electronically bookable, Pegasus expects that electronic hotel room reservations will grow substantially in the United States and internationally over the next several years.

     - A growing number of individual travelers are making hotel room reservations electronically on the Internet.

     - Smaller hotel chains and independent hotels increasingly have affiliated with large hotel chains through a process known in the industry as "branding" or "reflagging." This global consolidation process produces economies of scale and increases the global penetration of larger hotel chains, many of whom are our customers.

     - Hotel commissions are becoming increasingly important to travel agencies as a source of revenue. Travel agencies are looking to increase their revenue by making more hotel room reservations to offset the effects of increased competition among travel agencies, new competition from emerging travel service distribution channels and caps on commissions for airline reservations, which historically have been the leading revenue source for travel agencies.

     - Participants in the travel industry increasingly desire detailed, customized information regarding hotel room distribution that can be delivered in a timely manner. Much of the information currently available regarding hotel room distribution does not contain in-depth detail about guest behavior. It also may not be customized to contain the information that is valuable to a user. Furthermore, it may reflect events or industry patterns that occurred months in the past and as a result may not be as useful.

PEGASUS SOLUTION

     Pegasus provides information and transaction processing services that improve the efficiency and effectiveness of the hotel room reservation and commission payment processes. Pegasus Electronic Distribution enhances the electronic hotel room reservation process by providing a standard, common electronic interface that enables individual travelers and intermediaries to access hotel room inventory information and conduct reservation transactions. Pegasus Commission Processing improves the efficiency and effectiveness of the commission payment process for hotels and travel agencies by consolidating commissions into one payment in the travel agency's currency of choice and providing comprehensive transaction reports. Pegasus Business Intelligence is intended to provide detailed and timely hotel information that is valuable to a wide variety of audiences in the global hotel industry from hotel chains to travel industry marketing groups to corporate travel departments.

     Depicted in the following diagram are Pegasus Electronic Distribution, Pegasus Commission Processing and Pegasus Business Intelligence.
LOGO

     Depicted in the following diagram are Pegasus Systems' core services.

     The drawing depicts the following transaction flows:

          1. Consumer makes a hotel reservation through a travel agent, who books the reservation on a global distribution system. The reservation request is sent from the global distribution system to the hotel via the Pegasus electronic distribution technology.

          2. Consumer makes a hotel reservation using a global distribution system Internet site. The global distribution system sends the reservation to the hotel via the Pegasus electronic distribution technology.

          3. Consumer makes a hotel reservation on TravelWeb.com, which sends the reservation request to the hotel via Pegasus electronic distribution technology.

          4. Consumer makes a hotel reservation on a website that uses Pegasus private-label reservation service, which sends the reservation request to the hotel via Pegasus electronic distribution technology.

          5. Consumer makes a hotel reservation through a corporate travel system or meeting planner that uses Pegasus' private-label reservation service, which sends the reservation request to the hotel via Pegasus electronic distribution technology.

          6. Hotels send booking data to Pegasus Commission Processing, which consolidates the commissions and sends a commission check to the travel agency.

          7. Pegasus Business Intelligence gathers data from the hotels that are connected to the Pegasus electronic distribution technology and/or use Pegasus Commission Processing.

     Our services benefit many of the participants in the hotel room distribution process, including hotels, hotel representation firms, global distribution systems, travel agencies, convention and other large meeting organizers, corporate travel departments and websites with travel-related features. Our strategic position as a gateway in the hotel room distribution chain, our transaction processing capabilities and our reputation for reliability and neutrality enable us to offer a range of services delivering industry-wide benefits that are difficult for industry participants to achieve individually. Because Pegasus processes transactions from a wide variety of sources, it is well positioned to capitalize on the overall growth in electronic hotel reservations, whether made through global distribution systems, the Internet or other means.

STRATEGY

     Our goal is to be the leading provider of information services and technology in the distribution of hotel rooms. We believe that our central role in the hotel industry room reservation process positions us to achieve this goal. The following are key elements of our strategy:

     Expand Hotel Room Distribution Channels. Pegasus is expanding its service offerings to include additional distribution channels, such as hotel room reservation services for individual travelers over the Internet, for convention and other large meeting organizers and for corporate travel departments. Pegasus is addressing this online distribution opportunity through increasing the capability and consumer awareness of our TravelWeb.com website and expanding the use by third-party websites of our private-label reservation service. Our services are intended to provide transaction fee revenue opportunities through virtually all of the distribution channels by which electronic hotel room reservations occur.

     Develop and Expand Pegasus Business Intelligence. Pegasus intends to continue the development and expansion of Pegasus Business Intelligence. This service is intended to provide hotel and other industry participants with hotel transaction information for use in strategic analysis, market tracking, improved target marketing and revenue optimization. Pegasus recently acquired and is developing software and technology to enhance our ability to gather and process hotel checkout data for Pegasus Business Intelligence.

     Build Strategic Alliances and Pursue Acquisition Opportunities. Pegasus intends to build strategic alliances with other participants in the hotel industry, as well as members of the financial information services, Internet and information technology industries, to enhance the functionality and market presence of our services. Pegasus believes that these relationships will increase brand recognition of our services and help to expand our customer base. Pegasus will also seek to acquire assets, technology and businesses that provide complementary services or access to new markets and customers.

     Expand Customer Base. Our established customer base includes hotels, hotel representation firms, travel agencies, global distribution systems and third-party websites. Pegasus intends to expand our customer base domestically and internationally by adding customers and by cross-selling our new and existing services to our current and future customers. Because of the fixed nature of many of our costs, addition of new customers and the increase in transaction volumes with new and existing customers enhances the profitability of all of our services.

SERVICES

     Pegasus is organized into three businesses: Pegasus Electronic Distribution, Pegasus Commission Processing and Pegasus Business Intelligence.

  PEGASUS ELECTRONIC DISTRIBUTION

     Pegasus Electronic Distribution consists of our GDS distribution service and our Internet-based distribution services, including TravelWeb.com, our private-label reservation service and our other Internet-based services.

    The following table summarizes the services of Pegasus Electronic Distribution that Pegasus has developed or is developing (including year of introduction):

   PEGASUS ELECTRONIC DISTRIBUTION
   ----------------------------------------------------------------------------------------------------------------
   Services                          Users                             Benefits
   --------------------------------
   GDS distribution service (1989)   - Hotels and hotel                - Improved efficiency because of single
                                     representation firms              interface
   - Single electronic interface
     between hotel central                                             - Improved customer service due to
     reservation systems and global                                    frequent hotel room inventory updates
     distribution systems utilized
     by travel agencies                                                - Improved accessibility to wide
                                                                       audience of travel agencies via global
                                                                         distribution systems
                                     - Global distribution systems     - Improved efficiency because of single
                                     and participating travel          interface
                                     agencies
                                                                       - Rapid confirmations
                                                                       - Access to over 28,000 hotel properties
                                                                       worldwide
                                                                       - Real-time availability of information
   TravelWeb.com                     - Hotels and hotel                - Access to emerging low cost electronic
                                     representation firms              distribution channel
   - Electronic hotel property
     catalog (1994)                                                    - Reduced distribution costs
   - Internet-based hotel room                                         - Inexpensive publication and
     reservations (1995)                                               distribution of comprehensive and up-to-
                                                                         date hotel information and promotions
                                                                       - More attractive presentation of hotel
                                                                       information
                                     - Individual travelers            - Around the clock electronic access to
                                                                       hotel reservation capability
                                     - Travel agents
                                                                       - Ability to shop and gain convenient
                                                                       access to approximately 27,000 hotel
                                                                         properties with rich information
                                                                         content, including rate, feature and
                                                                         availability information and pictures
                                                                         of properties
                                                                       - Access to special promotional offers
   Private-label reservation         - Hotels and hotel                - Access to emerging low cost electronic
   service for third-party websites  representation firms              distribution channel
   (1997)
                                                                       - Reduced distribution costs
   - Comprehensive hotel database
     and hotel room reservation                                        - Inexpensive publication and
     capability tailored and fully                                     distribution of comprehensive and up-to-
   integrated into third-party                                           date hotel information and promotions
     websites
                                                                       - More attractive presentation of hotel
                                                                       information
                                                                       - Wider distribution of hotel
                                                                       information and access to individual
                                                                         travelers through presence on multiple
                                                                         websites
                                     - Third-party websites            - Low cost access to comprehensive hotel
                                                                       information and proven on-line hotel
                                                                         reservation functionality
                                                                       - Increased site value due to wider
                                                                       scope of services provided
                                                                       - Advertising and transaction-based
                                                                       revenue opportunities
   Private-label reservation         - Hotels                          - Access to emerging low cost electronic
   service for hotel proprietary                                       distribution channel
   websites (1997)
                                                                       - Reduced distribution costs
                                                                       - Inexpensive publication and
                                                                       distribution of comprehensive and up-to-
                                                                         date hotel information and promotions
                                                                       - More attractive presentation of hotel
                                                                       information
   Private-label reservations        - Hotels and hotel                - Broadened distribution channel
   service for corporate travel      representation firms
   (1997)                                                              - Improved ability to update corporate
                                                                       rate and availability information and
   - Direct electronic access to                                         respond to reservation requests
     comprehensive hotel database
     and hotel room reservation                                        - Reduced distribution costs for
   capability                                                          corporate room sales
                                     - Corporate travel departments    - Reduced time and effort in making
                                                                       hotel reservations
                                                                       - Enforcement of corporate travel
                                                                       policies and utilization of preferred
                                                                         rates
                                                                       - Improved travel information reporting
                                     - Third-party corporate travel    - Account retention
                                     management systems providers
                                                                       - Low cost access to hotel information
                                     - Corporate travel agencies       and online booking functionality
                                                                       - Reduced time and effort in making
                                                                       hotel reservations
                                                                       - Enforcement of corporate travel
                                                                       policies and utilization of negotiated
                                                                         rates at preferred hotels
                                                                       - Improved travel information reporting
   Meetings and conventions service  - Hotels and hotel                - Improved accuracy of convention and
   (in development)                  representation firms              large meeting reservations
   - Single electronic interface                                       - Reduced costs by eliminating manual
                                                                       reservation process
                                                                       - Improved tracking of room inventory
    between hotel central            - Convention and visitors         - Improved reservation and cancellation
    reservation systems and group    bureaus                           tracking and reporting capabilities
     reservation systems utilized
   by meeting planners and           - Meeting planners                - Single connection to multiple hotel
     convention housing organizers                                     properties
                                     - Group housing reservation
                                       providers                       - Reduced costs by eliminating manual
                                                                       reservation process

     The following table sets forth the number of net reservations made through Pegasus Electronic Distribution in each of the years 1994 through 1998.
Graph is titled: PEGASUS ELECTRONIC DISTRIBUTION
                 Net Reservations in Millions
Bar chart that shows the net reservations processed per year since 1994 by Pegasus Electronic Distribution.

1994                                       8.4 million
1995                                      11.0 million
1996                                      13.9 million
1997                                      17.5 million
1998                                      21.5 million

     GDS distribution service

     Our GDS distribution service provides an electronic interface for communications concerning hotel reservation information between major global distribution systems and hotel central reservation systems. The interface enables a hotel to connect to all major global distribution systems without having to build and maintain a separate interface for each global distribution system. Without our GDS distribution service or a similar service, hotel chains that desire their room inventory to be accessible to travel agencies electronically on a global distribution system must develop protocols and message formats compatible with each global distribution system, a process that entails significant time and expense. Alternatively, hotels may rely more heavily on less-automated means, such as traditional toll-free telephone reservation centers with higher processing costs. The Pegasus electronic distribution technology enables the processing of hotel room reservations and also transmits daily millions of electronic status messages, which are used to update room rates, features and availability on global distribution system databases. Many participating hotels also have chosen to utilize our service that provides travel agencies with direct access through Pegasus to a hotel's central reservation system, bypassing the global distribution system databases to obtain the most complete and up-to-date hotel room information available.

     Hotels using the GDS distribution service improve the efficiency of their central reservation systems and reduce costs by not having to develop and maintain separate communications circuits and translation software for each global distribution system. Through the GDS distribution service, participating hotels are able to gain improved access to a wide audience of travel agencies worldwide that are connected to global distribution systems and to provide better customer service due to the ability to frequently update hotel room information on global distribution system databases in a fast and reliable manner. The GDS distribution service benefits travel agencies that use global distribution systems by providing real-time access to comprehensive hotel room information and enabling them to make reservations and receive confirmations in seconds from over 28,000 hotel properties worldwide.

     Pegasus charges its hotel customers a fee based on the number of net reservations processed through the GDS distribution service. In addition, hotels pay certain fees for status messages sent to global distribution systems through the GDS distribution service. New participants in the GDS distribution service may be charged one-time set-up fees for work associated with the implementation of the interface with the GDS distribution service. Pegasus also charges certain global distribution systems a fee based on the number of net reservations to compensate for the management and consolidation of multiple interfaces. Pegasus Electronic Distribution technology enables Pegasus to enhance its revenue base by providing the information and reservation interface for its other hotel reservation services, including the TravelWeb.com, private-label reservation, meeting and convention and corporate travel services.

     Internet-based distribution services

     Our Internet-based services include TravelWeb.com, our private-label reservation service, our meetings and conventions service and our corporate travel service. These services enable travelers to make reservations electronically at approximately 27,000 properties in 170 countries. During 1998, Pegasus estimates that approximately $150 million in net reservations for hotel rooms were made using TravelWeb.com and our private-label reservation service.

     TravelWeb.com. Located at www.travelweb.com, TravelWeb.com provides individual travelers direct access to online hotel information and the ability to make reservations electronically. Individual travelers traditionally obtain information or reserve a room by contacting a hotel directly by telephone or fax or indirectly through intermediaries, such as travel agencies, convention and other large meeting organizers and corporate travel departments. As a result, an individual traveler cannot easily obtain information from a wide range of hotel properties in a timely manner. TravelWeb.com provides travelers with detailed information regarding a wide array of hotel properties and, through its use of Pegasus electronic distribution technology, allows travelers to reserve a hotel room and receive a confirmation in seconds. In addition to hotel room reservations, TravelWeb.com offers airline booking capabilities. In February 1999, TravelWeb.com hosted 12.8 million page views and during that month received an average of 68,000 visitors per day.

     TravelWeb.com benefits hotels, hotel representation firms and individual travelers. TravelWeb.com reduces distribution costs for hotels and hotel representation firms. TravelWeb.com also enables access to an emerging low cost electronic distribution channel. In addition, TravelWeb.com provides an inexpensive method of publishing and distributing comprehensive and up-to-date hotel marketing information with an attractive presentation format featuring visual images and graphics. Hotels can easily add, delete and update such information using our "remote author" feature. This feature enables hotels to take advantage of the real-time nature of the Internet to offer flexible pricing and to reach individual travelers on a world-wide basis quickly and inexpensively. TravelWeb.com benefits individual travelers by providing electronic access, 24 hours a day, seven days a week, to shop for and reserve a hotel room in one or more of the thousands of hotel properties online. Furthermore, individual travelers are able to gain detailed information about a hotel property and its special promotional offers through the rich information content available on TravelWeb.com.

     Pegasus derives its TravelWeb.com revenues by charging participating hotels subscription fees based on the number of their properties included in the database and a combination of transaction fees or commissions. Transaction fees are based on the number of net reservations made at participating properties through TravelWeb.com, and commissions are based on the value of the guest stay for reservations booked through TravelWeb.com.

     Private-label reservation service. Our private-label reservation service is a service for the operators of third-party websites that combines our hotel information database and the Pegasus electronic distribution technology to make hotel room reservations. To conduct Internet-based electronic commerce successfully, website operators must offer a content set that is sufficiently broad, accurate, up-to-date, graphically appealing and useful to attract buyers to the website. Typically, the development of such a content set is expensive and time consuming. Furthermore, in addition to providing individual travelers with access to useful and graphically appealing information, the operator of a website must offer individual travelers the capability to effect a transaction in order to generate a transaction fee. Our private-label reservation service offers operators of websites an extensive and comprehensive set of hotel information and a simple and fast method of making a hotel room reservation online. Our private-label reservation service utilizes advanced technology applications to customize the hotel database so that it appears to the user to be an integral part of the third-party website. In connection with this service, the operator of the third-party website establishes an interface to the Pegasus electronic distribution technology, which enables users of the website to shop and query room availability, electronically make a reservation and receive a confirmation in seconds.

     Our hotel customers benefit from our private-label reservation service because it enables a broader dissemination through the emerging, low cost Internet distribution channel of the same marketing information supplied to TravelWeb.com. As a result, hotels need only incur the effort and expense of creating and maintaining their information on a single site to reach multiple Internet distribution points and achieve increased overall visibility. Furthermore, our private-label reservation service provides hotel customers an inexpensive means to distribute and publish visually attractive marketing information and Internet-specific promotions. Hotels offering their own brand-specific websites also can have their own content delivered to their sites from our Internet database and process reservation requests from their websites through our booking engine. Users and operators of third-party websites benefit from our private-label service through immediate access to the rich content of TravelWeb.com. Furthermore, because users of the third-party websites can book hotel rooms and receive confirmations in seconds through our Pegasus electronic distribution technology, our service affords the operators of third-party websites the opportunity to generate a transaction fee revenue stream.

     Pegasus realizes revenues from the private-label reservation service by charging third-party websites initial development, maintenance and licensing fees and by charging hotels a fee based on the number of net reservations made through the private-label reservation service.

     Other Internet-based services. Our meetings and conventions service automates the processing of hotel room reservations for conventions and large meetings. The manual process traditionally used to reserve hotel rooms for these events is information-intensive and inefficient and frequently leads to inaccurate and delayed information and overbooking or underbooking. With our meetings and conventions service, convention and other large meeting organizers are able to transfer reservation requests to the Pegasus electronic distribution technology, which translates the information to electronically book a room in each hotel central reservation system. Our meetings and conventions service eliminates the need to transfer rooming lists for manual entry at the hotel and allows hotels to deliver reservations and confirmations electronically in a fast and reliable manner. Pegasus recently entered into a strategic alliance with Passkey.com to enhance the meeting and convention service.

     Our meetings and conventions service can benefit all parties involved in the distribution of hotel rooms for conventions and other large meetings. Since reservations are made through our Pegasus electronic distribution technology rather than manually, reservations, modifications and cancellations can be received earlier and updated more frequently and efficiently. Our meetings and conventions service provides convention and other large meeting organizers a single connection to multiple hotel properties and enables fast, accurate and reliable reservation and confirmation of hotel rooms at reduced cost. Our meetings and conventions service also assists hotels in controlling their room inventory by reducing the risk of overbooking or underbooking and allows hotels to reduce the booking costs related to convention reservations. Pegasus estimates that the majority of these types of reservations were made at five major hotel chains (Hilton, Hyatt, Marriott, Sheraton and Westin) whose facilities are designed for and cater to large conventions and meetings. Because all five of these chains are GDS distribution service customers, Pegasus is positioned to take advantage of the existing connectivity with these chains to facilitate the development and marketing of the meeting and convention service.

     Our corporate travel service provides the corporate travel management industry with a direct real-time link to our online distribution database through corporate intranet travel management software. With our corporate travel service, corporate travelers are able to check availability and make hotel reservations within seconds at hotel chains or properties with which the traveler's employer has negotiated rates. Our corporate travel service enables corporate travel departments to have access to the customized information negotiated with hotel chains and properties to facilitate hotel room reservations. Furthermore, this information can be fully integrated into other components of the intranet site and facilitate the creation of passenger name records and detailed profile information.

     The corporate travel service will benefit hotels by providing an additional hotel room distribution channel and enabling targeted marketing efforts directed at corporate travel departments. Hotels will also be able to reduce distribution costs for corporate room sales and better update information and respond to reservation requests from corporate travelers. Pegasus markets this service to developers of corporate travel software programs and to travel agencies that operate intranet travel management services. The corporate travel service is intended to provide benefits to travel agencies and companies by decreasing the amount of time necessary to arrange a business trip, improving travel information reporting and helping to ensure that employees comply with company travel policies and utilize hotels with whom a company has negotiated rates.

     Pegasus has not received a material amount of revenues for certain of these electronic hotel room reservation services to date, and there can be no assurance that such services will produce material revenues in the future. See "Risk Factors -- Our future success depends on our ability to develop new technologies and services to meet the changing needs of our current and future customers."

  PEGASUS COMMISSION PROCESSING

     Pegasus Commission Processing began operations in 1992 to process the payment of hotel commissions to travel agencies. The following table summarizes the commission processing and payment services offered by Pegasus Commission
Processing:

--------------------------------------------------------------------------------------------------------------------
                                           PEGASUS COMMISSION PROCESSING
--------------------------------------------------------------------------------------------------------------------
Services                     Users                        Benefits
--------------------------------------------------------------------------------------------------------------------
  Pegasus Commission         - Travel agencies            - Improved efficiency in reconciliation of commission
  Processing (1992)                                         payments
  - Commission processing                                 - Reduced bookkeeping and banking costs
    service: aggregates,
    reports and disburses                                 - Improved information on customer reservation habits
hotel room reservation
  commissions from hotels                                 - Assistance in reconciling commissions through
  to travel agencies                                      customer relation centers
                             ---------------------------
                             - Hotels and hotel           - Streamlined commission payment process
                             representation firms
                                                          - Reduced accounting, processing and bookkeeping costs
                                                          - Improved information regarding travel agency
                                                          bookings
                                                          - Encouragement of travel agency bookings at hotels
  - Commission payment       - Hotels                     - Streamlined commission payment process
service: provides full
outsourcing on behalf of                                  - Reduced accounting, processing and bookkeeping costs
hotels for all travel
agency hotel commission
payments

     Pegasus Commission Processing is the largest provider of travel agency commission and processing services in the hotel industry. Pegasus has registered over 23,500 properties and over 81,000 travel agencies as Pegasus Commission Processing participants. During 1998, the dollar amount of the commissions processed during this period totaled approximately $268 million. The following table sets forth the dollar amount of commissions processed by Pegasus Commission Processing during the periods indicated:
Graph is titled: TOTAL COMMISSIONS PAID
                 Dollars in Millions
Bar chart that shows the total commissions processed and paid per year by Pegasus Commission Processing since 1994.

1994                                     $ 23.6 million
1995                                     $ 74.5 million
1996                                     $111.7 million
1997                                     $175.1 million
1998                                     $268.0 million

     Typically, a hotel pays to the travel agency that made the hotel reservation a commission of approximately 10% of the room rate paid by a hotel guest. However, the payment process related to these commissions historically has been costly and inefficient. The process has consisted of numerous checks in small amounts and little information regarding the basis from which the commission was calculated. Furthermore, communication between hotels and travel agencies regarding payable commissions generally has not been effective. Often, guest cancellations or "no-shows" would not be reported and travel agencies would expect a commission when in fact none was due. As a result, travel agencies lacked the necessary resources to reconcile commission payments effectively.

     Pegasus Commission Processing streamlines the commission payment process by consolidating into a single payment the aggregate commissions owed by participating hotels to each participating travel agency. Additionally, Pegasus Commission Processing offers a service to pay on behalf of hotels commissions owed by a hotel to travel agencies that are not Pegasus Commission Processing participants.

     Pegasus Commission Processing provides an incentive to travel agencies to make reservations at participating hotels in countries other than their own because Pegasus Commission Processing disburses checks denominated in each travel agency's currency of choice. Furthermore, Pegasus Commission Processing provides monthly and quarterly marketing reports and statistics that allow the hotel to identify and market more effectively to those travel agencies that provide the hotel with the majority of its guests. The hotel also benefits from Pegasus Commission Processing's customer relations center, which allows travel agency inquiries regarding commissions to be resolved by Pegasus rather than by the hotel itself.

     Pegasus Commission Processing also provides benefits to its travel agency participants. The consolidated check that Pegasus Commission Processing delivers in the travel agency's currency of choice reduces the staff time spent processing multiple checks and deposit slips, eliminates bank fees for multiple deposits and currency exchanges and is designed to improve the travel agency's ability to manage cash flow. Pegasus Commission Processing delivers a monthly report that allows the travel agency to confirm commissions paid, follow customers' reservation habits and reduce expenses associated with collection and tracking cancellations or "no-shows." Pegasus Commission Processing's customer relations center provides prompt responses to agency inquiries and can substantially reduce the time and cost of reconciling outstanding commissions. Our optional service for electronic payment and reconciliation of commissions enables travel agencies to further reduce commission reconciliation costs and provides travel agencies with immediate access to funds. Pegasus Commission Processing maintains a website that provides a comprehensive description of its services. The site also provides a complete listing of all of the hotels that have committed to paying hotel commissions through Pegasus Commission Processing. Moreover, travel agencies can subscribe to an executive summary report that can be used to evaluate the travel agency's activity with a particular hotel to assist with volume negotiations, among other matters.

     Pegasus charges each participating travel agency a service fee based on the amount of commissions paid to the travel agency. Pegasus also generally charges hotels a fee based on the number of commissionable transactions processed.

  PEGASUS BUSINESS INTELLIGENCE

     Pegasus Business Intelligence, formerly referred to as Pegasus IQ and Driving Revenue, provides database marketing and consulting services and is being expanded to provide data mining and reporting services for benchmark analysis and strategic planning for the hotel industry. Pegasus Business Intelligence is intended to provide information for a wide variety of audiences in the global hotel industry, from hotel chains to travel industry marketing groups to corporate travel departments. This service compiles aggregate data regarding hotel guests and their use of hotels and organizes that data into meaningful information. Pegasus intends to provide other information services, including comparing a hotel's daily room and occupancy rates with that of its competition. Pegasus Business Intelligence also intends to provide industry trend reports and aggregate guest behavior data in an automated, timely format for hotels and hotel marketing companies. Furthermore, Pegasus Business Intelligence intends to provide data in an electronic format to individual travelers or corporate travel departments regarding a particular stay at a hotel, together with information provided by payment card companies, to facilitate automated expense reporting or to ensure travel policy adherence.

CUSTOMERS

     Pegasus markets and provides services to a wide range of customers, including but not limited to hotels, large travel agencies, travel agency consortia comprised of smaller travel agencies, global distribution systems and independent hotels represented by hotel representation firms, such as REZsolutions, Inc. and Lexington Services Corporation. Pegasus includes as its customers nine of the ten largest hotel chains in the world based on total number of rooms. Pegasus has registered approximately 81,000 travel agencies as participants in Pegasus Commission Processing and four of the top five travel agencies in the United States, according to Travel Weekly. During 1998, no one customer accounted for as much as 7% of our revenues.

SALES AND MARKETING

     Pegasus sells its services to hotels through a direct sales force in the Americas and in Europe and sells Pegasus Commission Processing directly to travel agencies and through relationships with travel agency consortia and franchisors. Additionally, as of March 31, 1999, Pegasus has a team of 25 technical support staff to supplement the efforts of the sales force and provide comprehensive customer support services. Our travel agency sales force sells Pegasus Commission Processing services directly to large travel agencies. Additionally, Pegasus Commission Processing offers services to smaller travel agencies organized in consortia and to travel agency franchisees through preferred supplier programs. Pegasus uses the services of DoubleClick Inc., a third-party marketing organization to sell advertising on the TravelWeb.com website.

TECHNOLOGY, SYSTEMS MAINTENANCE AND DISASTER RECOVERY

     Our GDS distribution service utilizes a UNIX-based, client/server architecture. Global distribution systems are connected to our interface by either point-to-point telecommunications lines or a multi-protocol frame relay network, both of which Pegasus manages. Communication processors running proprietary, UNIX-based software perform protocol conversions. The transaction processing engine contains its own proprietary, UNIX-based software. This engine performs message formatting and field translation functions between global distribution systems and hotels' central reservation systems. Our service also contains an Informix relational database that stores transaction-specific information for billing and marketing and translates specific hotel property information. In 1998, the average processing time for interactive transactions, such as reservations and inquiry messages, was 0.19 seconds and the average uptime across the 76 distinct connections was 99.7%, including all scheduled and emergency downtime. Sun Microsystems, Inc. provides computer hardware maintenance and replacement and mitigation of the potential effects of system downtime. In addition, Comdisco, Inc. provides disaster recovery services which includes full system redundancy within 24 hours in the event of a site disaster.

     Our Internet-based distribution services use a scalable architecture. The information provided resides on an Informix relational database. To add, delete and update information on their properties, hotels can access the information in the database either through electronic batch transfers or using a standard Web browser through our proprietary "remote author" feature. Our secured server software prevents unauthorized use of the "remote author" feature. Our communication engines called Web engines, currently consisting of a Sun UltraSparcII, Netscape Enterprise server software and a Javascript application, manipulate the information contained in the Informix database. The architecture allows the addition of more database servers as demand requires. These services provide a connection to our Pegasus electronic distribution technology, which allows a user who has found a desired hotel room to secure a hotel reservation and a confirmation. To assure a high level of Internet connectivity, GTE Internetworking Incorporated, a "Tier 1" Internet service provider, maintains our connections to the Internet. GTE is responsible for maintaining the speed and reliability of communications. GTE also provides message routing assistance and dynamic load balancing of communications to minimize bottlenecks in Internet communications. Furthermore, our databases and Web engines are located at sites operated by GTE.

     Pegasus Commission Processing provides a connection for hotels through the same communication network used by Pegasus Electronic Distribution. Communication engines perform protocol conversions. Our UNIX-based processing engine for Pegasus Commission Processing uses proprietary software to process commission information. Pegasus Commission Processing also utilizes an Informix database that stores transaction-specific information regarding hotel stays and information regarding required currency conversions, cleared checks, the source of reservations and hotel and travel agency profiles. Participating hotels use our proprietary commission processing software to either collect the data derived from a hotel's property management system or compile data from each hotel property.

     Pegasus Business Intelligence currently utilizes the software and services of a third party to convert information received from hotels into a standardized digital database. Once the standardized digital database is established, third-party software is used to make specific inquiries of the database to obtain usable analytical information. Pegasus holds a perpetual license to the third-party software used to query the data. Pegasus is currently developing proprietary software which will enhance and expand the gathering, manipulation and analytical utilization of the hotel information.

RESEARCH AND DEVELOPMENT

     Our research and development activities primarily consist of software development, development of enhanced communication protocols and custom user interfaces and database design and enhancement. At March 31, 1999, Pegasus employed 82 people in its information technology group and from time to time, supplements their efforts with the use of independent consultants and contractors. This group is comprised of information technology, services development, technical services and product support personnel. Our total research and development expense was $2.2 million, $2.5 million and $4.2 million for 1996, 1997 and

1998, respectively. The research and development expenses for 1998 included a $1.5 million write-off of in-process research and development.

EMPLOYEES

     At March 31, 1999, Pegasus had 137 employees, 131 of which were located in the United States, with 82 persons in the information technology group, 27 persons performing sales and marketing, customer relations and business development functions and the remainder performing corporate, finance and administrative functions. Pegasus had 6 employees in England performing international sales activities. Pegasus has no unionized employees. Pegasus believes that its employee relations are satisfactory.

PROPERTIES

     Our principal executive office is a leased facility with approximately 43,700 square feet of space in Dallas, Texas. Pegasus leases this space under a lease agreement that expires December 2002. Pegasus also maintains an administrative and sales office in a leased facility with approximately 2,255 square feet of space near London, England. The lease agreement for the office in England expires in February 2006. Under an agreement with REZsolutions certain of the equipment owned by Pegasus is housed at a site owned by REZsolutions in Phoenix, Arizona. Pegasus believes that its existing facilities are well maintained and in good operating condition and are adequate for its present and anticipated levels of operations.

LEGAL PROCEEDINGS

     Pegasus is a party from time to time to certain routine legal proceedings arising in the ordinary course of its business. Although the outcome of any such proceedings cannot be predicted accurately, Pegasus does not believe any liability that might result from such proceedings could have a material adverse effect on our financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Executive officers, directors and other key employees of Pegasus, and their ages as of March 31, 1999, are as follows:

NAME                                     AGE                  POSITION
----                                     ---                  --------
John F. Davis, III....................   46    President, Chief Executive Officer,
                                               and Director
Joseph W. Nicholson...................   38    Chief Operating Officer
Jerome L. Galant......................   49    Chief Financial Officer
Steven L. Reynolds....................   39    Chief Information Officer
Michael R. Donahue(1).................   45    Senior Vice President, Commission
                                               Processing Services
Gideon Dean...........................   34    Vice President, International
                                               Operations
William S. Lush.......................   57    Vice President, Business Development
Michael A. Barnett....................   46    Director
Robert B. Collier.....................   59    Director
William C. Hammett, Jr. ..............   52    Chairman of the Board of Directors
Thomas O'Toole........................   41    Director
Mark C. Wells.........................   49    Director
Bruce Wolff...........................   55    Director

---------------

(1) Mr. Donahue has resigned as an officer and employee of Pegasus effective May 21, 1999.

     John F. Davis, III has served as the President and Chief Executive Officer of Pegasus since February 1989 and as a director of Pegasus since July 1995. Before joining Pegasus, Mr. Davis was the founder, President and a director of Advanced Telemarketing Company, a provider of inbound and outbound telemarketing services. He was also one of the founders of 1-800-Flowers, Limited, a company offering quality floral arrangements by telephone.

     Joseph W. Nicholson has served as the Chief Operating Officer since September 1998. From September 1989 to September 1998, Mr. Nicholson served as the Chief Information Officer of Pegasus.

     Jerome L. Galant has served as the Chief Financial Officer of Pegasus since September 1996. From April 1996 to September 1996, Mr. Galant served as the Chief Financial Officer of Personnel Security & Safety Systems, Inc., a technology development company. From 1990 to February 1996, Mr. Galant served in a variety of positions for The SABRE Group, including Managing Director, Finance.

     Steven L. Reynolds has served as the Chief Information Officer of Pegasus since September 1998. From April 1996 to September 1998, Mr. Reynolds served as Vice President of Technology of Pegasus. From November 1992 to April 1996, Mr. Reynolds served as Director of Systems Development of Pegasus.

     Michael R. Donahue has served as Senior Vice President, Commission Processing Services of Pegasus since June 1998. Mr. Donahue has resigned as an officer and employee of Pegasus effective May 21, 1999. From May 1997 to June 1998, Mr. Donahue served as Chief Marketing Officer of Pegasus. From 1988 to May 1997, Mr. Donahue served as Vice President of Marketing and Development for Lane Hospitality, a hotel management firm.

     Gideon Dean has served in our London office as Vice President, International Operations since January 1999. From January 1996 to January 1999, Mr. Dean served as the Director of International Sales for Pegasus. Prior to joining Pegasus, Mr. Dean served as Regional Director for Europe, the Middle East and Africa for Reed Electronic Travel Marketing from February 1992 to December 1995.

     William S. Lush has served as Vice President, Business Development of Pegasus since May 1995. From 1990 to May 1995, Mr. Lush served as Vice President, Service Development in the travel management services group of American Express Travel Related Services.

     Michael A. Barnett has served as a director of Pegasus since February 1999. Mr. Barnett has served as Chairman of the Board and Chief Executive Officer of Benchmark Bank since 1988. Since 1983, Mr. Barnett has served as President and Chairman of the Board of Barnett Interest, Inc., a diversified real estate management company. Since 1986, Mr. Barnett has served as President and Director of Quinlan Bancshares, Inc., a bank holding company. Since 1994, Mr. Barnett has served as Chairman of the Board of Barnett Lane Investments, Inc., a real estate investment and management company. Mr. Barnett also served as a board member of The Hotel Clearing Corporation, a predecessor of Pegasus, from 1993 to 1996.

     Robert B. Collier has served as a director of Pegasus since July 1998. Since September 1998, Mr. Collier has served as President of RBC Associates. From January 1997 to September 1998, Mr. Collier held the position of Vice Chairman of Saison Overseas Holdings, a majority shareholder of Inter-Continental Hotels and Resorts. From January 1994 to January 1997, Mr. Collier served as Joint Managing Director of Inter-Continental.

     William C. Hammett, Jr. has served as a director of Pegasus since October 1995 and as Chairman of the Board of Directors since May 1998. From October 1995 to May 1998, Mr. Hammett also served as Vice Chairman of the Board of Directors of Pegasus. Since July 1998, Mr. Hammett has served as President of Dogwood Creek Food Systems, Inc., a private restaurant management company. From September 1997 to July 1998, Mr. Hammett served as President of DB&K Enterprises, Inc., a private investment company. From August 1996 through September 1997, Mr. Hammett served as Senior Vice President and Chief Financial Officer of La Quinta Inns, Inc. From June 1992 to August 1996, Mr. Hammett served as Senior Vice President, Accounting and Administration of La Quinta.

     Thomas O'Toole has served as a director of Pegasus since May 1998. Since March 1999, Mr. O'Toole has served as Senior Vice President, Marketing for Hyatt Hotels Corporation. From July 1995 to March 1999, Mr. O'Toole served as Vice President, Marketing for Hyatt. From March 1993 through June 1995, Mr. O'Toole served as Vice President, Marketing for Renaissance Hotels International.

     Mark C. Wells has served as a director of Pegasus since September 1996. Since May 1998, Mr. Wells has served as Senior Vice President, Marketing of Choice Hotels International, Inc. From February 1996 to May 1998, Mr. Wells served as Senior Vice President, Franchise Operations for Promus Hotel Corporation. From April 1995 to February 1996, Mr. Wells served as Senior Vice President, Marketing for Promus. From 1993 to April 1995, Mr. Wells served as Senior Vice President, Marketing for Embassy Suites.

     Bruce W. Wolff has served as a director of Pegasus since October 1995. Mr. Wolff has served as Senior Vice President, Distribution Sales and Marketing for the lodging division of Marriott International, Inc. since 1998. From 1986 to 1998, Mr. Wolff served as Vice President, Distribution, Sales and Marketing for the lodging division of Marriott.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of March 31, 1999 certain information regarding the beneficial ownership of Pegasus' outstanding common stock by:

     - Each person known by Pegasus to own beneficially more than five percent of the outstanding common stock

     - Each director and our chief executive officer and the four other most highly compensated executive officers whose salary and bonus for 1998 exceeded $100,000

     - All directors and executive officers of Pegasus as a group

     The following calculations of the percentage of outstanding shares are based on 10,623,334 shares of Pegasus' common stock outstanding as of March 31, 1999, and assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Information for each five percent stockholder was obtained from a filing with the Commission with an effective date of December 31, 1998.

     Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. These options are separately set forth below in the column titled "Options".

                                                                        AS OF MARCH 31, 1999
                                                              -----------------------------------------
NAME                                                           SHARES     OPTIONS     TOTAL     PERCENT
----                                                          ---------   -------   ---------   -------
FIVE PERCENT STOCKHOLDERS:
The TCW Group, Inc..........................................  1,304,602        --   1,304,602    12.3%
  865 South Figueroa Street,
  Los Angeles, California 90017
FMR Corp....................................................    926,860        --     926,860     8.7
  82 Devonshire Street,
  Boston, Massachusetts 02109
Provident Investment Counsel, Inc...........................    812,736        --     812,736     7.7
  300 Northlake Avenue,
  Pasadena, California 91101
J.P. Morgan & Co. Incorporated..............................    746,800        --     746,800     7.0
  60 Wall Street,
  New York, New York, 10260
DIRECTORS AND OFFICERS:
John F. Davis, III..........................................     14,072   218,750     232,822     2.1
Joseph W. Nicholson.........................................         --    84,375      84,375     *
Jerome L. Galant............................................         --    27,180      27,180     *
William S. Lush.............................................        444    17,841      18,285     *
Michael R. Donahue(1).......................................         --    19,166      19,166     *
Michael A. Barnett(2).......................................     41,132        --      41,132     *
Robert B. Collier...........................................      1,600        --       1,600     *
William C. Hammett, Jr. ....................................      3,765     4,000       7,765     *
Thomas F. O'Toole...........................................         --     2,000       2,000     *
Mark C. Wells...............................................         --     4,000       4,000     *
Bruce Wolff.................................................         --     4,000       4,000     *
Directors and executive officers as a
  group (13 persons)(3).....................................     64,085   396,447     460,532     4.2

---------------

 *  Less than one percent

(1) Mr. Donahue has resigned as an officer and employee of Pegasus effective May 21, 1999.

(2) Includes 41,132 shares of common stock held by Lodging Partners-Barnett Joint Venture, a partnership controlled by Mr. Barnett.

(3) Includes 3,072 shares of common stock beneficially owned by Steven L. Reynolds (Chief Information Officer) and options held by Messrs. Reynolds and Gideon Dean (Vice President, International Operations) to purchase 14,969 shares of common stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Volpe Brown Whelan & Company, LLC, have severally agreed to purchase from us the following respective numbers of shares of common stock:

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Hambrecht & Quist LLC.......................................    900,000
Bear, Stearns & Co. Inc.....................................    500,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    500,000
Volpe Brown Whelan & Company, LLC...........................    100,000
                                                              ---------
          Total.............................................  2,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions that we must satisfy, including the receipt of certain certificates, opinions and letters from us, our counsel and independent auditors. The nature of the underwriters' obligations are such that they are committed to purchase and accept all shares of common stock offered in this prospectus if any of such shares are purchased, other than those shares covered by the over-allotment option described below.

     The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $1.20 per share. The underwriters may allow and such dealers may reallow, to certain other dealers, a concession not in excess of $0.10 per share. After the public offering of the shares, the underwriters may change the offering price and other selling terms at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 300,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to certain conditions, to purchase a number of shares that approximately reflects the same percentage of total shares said underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

     The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                                            TOTAL
                                                                -----------------------------
                                                                   WITHOUT          WITH
                                                    PER SHARE   OVERALLOTMENT   OVERALLOTMENT
                                                    ---------   -------------   -------------
Underwriting discounts and commissions paid by
  us..............................................    $2.00      $4,000,000      $4,600,000

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Executive officers and directors have agreed that, with certain exceptions, they will not, directly or indirectly, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock during the 90-day period following the effective date of the registration statement relating to this prospectus.

     In addition, during such 90-day period, we have also agreed not to file any registration statement with respect to, and each of our executive officers and directors has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Hambrecht & Quist LLC. However, Hambrecht & Quist LLC may, in its sole discretion, release all or any portion of the securities subject to the lock-up agreements.

     Certain persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced may be discontinued at any time.

     In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in our common stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in our common stock during the cooling off period.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for Pegasus by Locke Liddell & Sapp LLP, Dallas, Texas. Cooley Godward LLP, San Diego, California, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Pegasus Systems, Inc. as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 included in this Prospectus and the related financial statement schedule for the years ended December 31, 1998, 1997 and 1996 included or incorporated by reference elsewhere in the Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     In January 1997, Pegasus advised Belew Averitt LLP that it would no longer retain the firm as independent accountants. The reports of Belew Averitt on Pegasus, formerly The Hotel Industry Switch Company, and The Hotel Clearing Corporation for the previous years (1993, 1994 and 1995) did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was precipitated by our plan to complete an initial public offering in 1997 and was approved by our board of directors on January 7, 1997. During the periods audited by Belew Averitt and through January 7, 1997 there were no disagreements with Belew Averitt on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of Belew Averitt, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Price Waterhouse LLP was engaged by Pegasus as its independent accountants on January 7, 1997.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all respects by such reference. Anyone may inspect a copy of the registration statement without charge at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement by writing to the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is www.sec.gov.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and therefore we file reports, proxy statements and other information with the Commission. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on its website within 24 hours of acceptance. Our common stock is quoted on the Nasdaq National Market under the trading symbol "PEGS." Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents, which we have filed with the Commission, are incorporated by reference into this prospectus: (1) our annual report on Form 10-K for the fiscal year ended December 31, 1998; (2) the description of our capital stock contained in our registration statement on Form 8-A filed with the Commission on August 9, 1997; and (3) the description of the rights to purchase Series A Preferred Stock contained in our registration statement on Form 8-A filed with the Commission on October 9, 1998.

     All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

     We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any or all of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Pegasus Systems, Inc., 3811 Turtle Creek Boulevard, Suite 1100, Dallas, Texas 75219, Attention: Ric Floyd, telephone number (214) 528-5656.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                             PEGASUS SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

PEGASUS SYSTEMS, INC.:

Consolidated Financial Statements:
  Report of Independent Accountants.........................  F-2
  Consolidated Balance Sheets as of December 31, 1998 and
     1997...................................................  F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1998, 1997 and 1996.......................  F-4
  Consolidated Statements of Changes in Stockholders' Equity
     (Deficit) for the Years Ended December 31, 1998, 1997
     and 1996...............................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1998, 1997 and 1996.......................  F-6
  Notes to Consolidated Financial Statements................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Pegasus Systems, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Pegasus Systems, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Dallas, Texas
February 2, 1999

                             PEGASUS SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                                 1998          1997
                                                              -----------   -----------
Cash and cash equivalents...................................  $25,002,185   $30,166,793
Restricted cash.............................................    2,106,676     1,286,032
Short-term investments......................................   15,768,400     9,380,050
Accounts receivable, net of allowance for doubtful accounts
  of $98,633 and $77,860, respectively......................    3,687,518     1,972,135
Other current assets........................................    3,689,254     1,232,874
                                                              -----------   -----------
          Total current assets..............................   50,254,033    44,037,884
Capitalized software, net...................................      869,619     1,183,453
Property and equipment, net.................................    2,635,068     2,712,091
Goodwill, net of accumulated amortization of $522,018 and
  $303,815, respectively....................................    4,238,071     1,560,900
Other noncurrent assets.....................................    2,323,620       428,981
                                                              -----------   -----------
          Total assets......................................  $60,320,411   $49,923,309
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities....................  $ 4,715,018   $ 4,048,343
Unearned income.............................................      258,667       477,688
Current portion of capital lease obligations................      535,072     1,048,179
Customer deposits...........................................      347,422        66,694
                                                              -----------   -----------
          Total current liabilities.........................    5,856,179     5,640,904
Capital lease obligations, net of current portion...........       57,634       661,049
Other noncurrent liabilities................................      142,380       143,612
Commitments and contingencies (Note 11).....................           --            --
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares
     authorized; Zero shares issued and outstanding.........           --            --
  Common stock, $.01 par value; 50,000,000 shares
     authorized, 10,653,371 and 10,297,529 shares issued,
     respectively...........................................      106,533       102,975
  Additional paid-in capital................................   63,383,905    58,120,337
  Unearned compensation.....................................     (615,636)     (738,533)
  Accumulated deficit.......................................   (8,584,246)  (13,980,697)
  Less treasury stock (116,484 shares, at cost).............      (26,338)      (26,338)
                                                              -----------   -----------
          Total stockholders' equity........................   54,264,218    43,477,744
                                                              -----------   -----------
          Total liabilities and stockholders' equity........  $60,320,411   $49,923,309
                                                              ===========   ===========

          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                           1998          1997          1996
                                                        -----------   -----------   -----------
Net revenues (Note 1).................................  $29,064,467   $20,903,416   $15,869,012
Cost of services......................................    9,716,854     7,445,271     6,199,058
Research and development..............................    2,673,628     2,504,074     1,961,055
Write-off of purchased in-process research and
  development (Note 3)................................    1,480,085            --       244,600
General and administrative expenses...................    4,442,557     3,715,547     3,799,199
Marketing and promotion expenses......................    4,823,787     3,998,054     2,824,633
Depreciation and amortization.........................    2,689,867     3,016,619     3,425,678
                                                        -----------   -----------   -----------
Operating income (loss)...............................    3,237,689       223,851    (2,585,211)
Other income (expense):
  Interest income.....................................    2,503,265       993,592       114,150
  Interest expense....................................     (146,879)     (600,067)     (893,177)
                                                        -----------   -----------   -----------
Income (loss) before income taxes and minority
  interest............................................    5,594,075       617,376    (3,364,238)
Income taxes..........................................      197,624        27,916        15,000
                                                        -----------   -----------   -----------
Income (loss) before minority interest................    5,396,451       589,460    (3,379,238)
Minority interest.....................................           --            --      (105,563)
                                                        -----------   -----------   -----------
Net income (loss).....................................  $ 5,396,451   $   589,460   $(3,484,801)
                                                        ===========   ===========   ===========
Net income (loss) per share:
  Basic...............................................  $      0.52   $      0.08   $     (0.66)
                                                        ===========   ===========   ===========
  Diluted.............................................  $      0.48   $      0.07   $     (0.66)
                                                        ===========   ===========   ===========
Weighted average shares outstanding:
  Basic...............................................   10,460,947     7,200,382     5,246,800
                                                        ===========   ===========   ===========
  Diluted.............................................   11,196,895     8,676,052     5,246,800
                                                        ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                              PREFERRED STOCK          COMMON STOCK                                        TREASURY STOCK
                           ---------------------   ---------------------   ADDITIONAL                   --------------------
                           NUMBER OF               NUMBER OF                 PAID-IN       UNEARNED     NUMBER OF
                             SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL     COMPENSATION    SHARES      AMOUNT
                           ----------   --------   ----------   --------   -----------   ------------   ---------   --------
Balance at December 31,
  1995...................         --    $     --   5,218,000    $ 52,180   $ 8,652,969    $      --           --    $     --
Issuance of preferred
  stock to Information
  Associates, L.P. and
  Information Associates,
  C.V....................  1,538,463      15,385          --          --     7,484,620           --           --          --
Issuance of common stock
  for purchase of
  minority interest......         --          --      89,733         897       277,725           --           --          --
Purchase of treasury
  stock..................         --          --          --          --            --           --     (116,484)    (26,338)
Issuance of compensatory
  stock options..........         --          --          --          --       551,150     (485,937)          --          --
Proceeds from stock
  subscription...........         --          --          --          --         1,900           --           --          --
Net loss.................         --          --          --          --            --           --           --          --
                           ----------   --------   ----------   --------   -----------    ---------     --------    --------
Balance at December 31,
  1996...................  1,538,463      15,385   5,307,733      53,077    16,968,364     (485,937)    (116,484)    (26,338)
                           ----------   --------   ----------   --------   -----------    ---------     --------    --------
Conversion of preferred
  stock to common
  stock..................  (1,538,463)   (15,385)  1,538,463      15,385            --           --           --          --
Initial public
  offering...............         --          --   3,450,000      34,500    40,459,000           --           --          --
Warrants issued for
  contract...............         --          --          --          --       238,000           --           --          --
Issuance of compensatory
  stock options..........         --          --          --          --       450,847     (252,596)          --          --
Exercise stock options...         --          --       1,333          13         4,126           --           --          --
Net income...............         --          --          --          --            --           --           --          --
                           ----------   --------   ----------   --------   -----------    ---------     --------    --------
Balance at December 31,
  1997...................         --          --   10,297,529    102,975    58,120,337     (738,533)    (116,484)    (26,338)
                           ----------   --------   ----------   --------   -----------    ---------     --------    --------
Secondary offering.......         --          --     280,321       2,803     4,222,493           --           --          --
Windfall tax benefit of
  stock options..........         --          --          --          --       403,532           --           --          --
Issuance of compensatory
  stock options..........         --          --          --          --       240,928       28,176           --          --
Forfeitures of
  compensatory stock
  options................         --          --          --          --       (94,721)      94,721           --          --
Exercise stock options...         --          --      63,875         639       330,592           --           --          --
Issuance for stock
  purchase plan..........         --          --      11,646         116       160,744           --           --          --
Net income...............         --          --          --          --            --           --           --          --
                           ----------   --------   ----------   --------   -----------    ---------     --------    --------
Balance at December 31,
  1998...................         --    $     --   10,653,371   $106,533   $63,383,905    $(615,636)    (116,484)   $(26,338)
                           ==========   ========   ==========   ========   ===========    =========     ========    ========


                           ACCUMULATED
                             DEFICIT         TOTAL
                           ------------   -----------
Balance at December 31,
  1995...................  $(11,085,356)  $(2,380,207)
Issuance of preferred
  stock to Information
  Associates, L.P. and
  Information Associates,
  C.V....................           --      7,500,005
Issuance of common stock
  for purchase of
  minority interest......           --        278,622
Purchase of treasury
  stock..................           --        (26,338)
Issuance of compensatory
  stock options..........           --         65,213
Proceeds from stock
  subscription...........           --          1,900
Net loss.................   (3,484,801)    (3,484,801)
                           ------------   -----------
Balance at December 31,
  1996...................  (14,570,157)     1,954,394
                           ------------   -----------
Conversion of preferred
  stock to common
  stock..................           --             --
Initial public
  offering...............           --     40,493,500
Warrants issued for
  contract...............           --        238,000
Issuance of compensatory
  stock options..........           --        198,251
Exercise stock options...           --          4,139
Net income...............      589,460        589,460
                           ------------   -----------
Balance at December 31,
  1997...................  (13,980,697)    43,477,744
                           ------------   -----------
Secondary offering.......           --      4,225,296
Windfall tax benefit of
  stock options..........           --        403,532
Issuance of compensatory
  stock options..........           --        269,104
Forfeitures of
  compensatory stock
  options................           --             --
Exercise stock options...           --        331,231
Issuance for stock
  purchase plan..........           --        160,860
Net income...............    5,396,451      5,396,451
                           ------------   -----------
Balance at December 31,
  1998...................  $(8,584,246)   $54,264,218
                           ============   ===========

          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                  1998           1997          1996
                                                              ------------   ------------   -----------
Cash flows from operating activities:
  Net income (loss).........................................  $  5,396,451   $    589,460   $(3,484,801)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Minority interest.......................................            --             --       105,563
    Accrued interest reclassified to notes payable..........            --         58,049        91,927
    Windfall tax benefit from employee exercise of
      non-qualified stock options...........................       403,532             --            --
    Write off of in-process research and development
      costs.................................................     1,480,085             --       244,600
    Adjustment for discontinued software projects...........            --             --       316,698
    Loss (gain) on sale of equipment........................         4,821            (53)        9,564
    Depreciation and amortization...........................     2,689,867      3,016,619     3,425,678
    Deferred income taxes...................................    (2,084,625)            --            --
    Decrease goodwill due to release of valuation
      allowance.............................................     1,467,246             --            --
    Recognition of stock option compensation................       269,104        198,251        65,213
    Other...................................................        27,615          3,359            --
    Changes in assets and liabilities:
      Restricted cash.......................................      (820,644)      (595,826)     (360,029)
      Accounts receivable...................................    (1,566,348)      (292,779)     (284,104)
      Other current and noncurrent assets...................      (807,830)    (1,203,609)     (156,931)
      Accounts payable and accrued liabilities..............       794,456      1,425,801       748,481
      Unearned income.......................................      (413,840)      (463,488)     (431,373)
      Other noncurrent liabilities..........................         9,030         23,904       119,709
                                                              ------------   ------------   -----------
         Net cash provided by operating activities..........     6,848,920      2,759,688       410,195
                                                              ------------   ------------   -----------
Cash flows from investing activities:
  Purchase of software, property and equipment..............    (1,729,950)    (1,594,401)     (495,100)
  Proceeds from sale of software, property and equipment....        29,887          1,075       133,134
  Purchase of marketable securities.........................   (33,832,343)   (11,486,932)   (2,705,076)
  Proceeds from sale of marketable securities...............    27,416,378      4,808,599            --
  Purchase of Driving Revenue L.L.C. .......................    (5,998,366)            --            --
  Purchase of equity interest in investees..................    (1,500,000)            --            --
                                                              ------------   ------------   -----------
         Net cash used in investing activities..............   (15,614,394)    (8,271,659)   (3,067,042)
                                                              ------------   ------------   -----------
Cash flows from financing activities:
  Proceeds from issuance of stock...........................     4,717,387     40,497,639     7,500,005
  Purchase of minority interest.............................            --             --    (2,000,000)
  Repayments on notes payable to affiliates.................            --     (5,447,133)     (235,000)
  Repayments of capital leases..............................    (1,116,521)    (1,171,966)     (974,969)
  Purchase of treasury stock................................            --             --       (26,338)
  Proceeds from stock subscription..........................            --             --         1,900
  Proceeds from line of credit..............................            --             --       175,000
  Repayment of line of credit...............................            --             --      (175,000)
  Proceeds from capital leases..............................            --          3,913        93,729
                                                              ------------   ------------   -----------
         Net cash provided by financing activities..........     3,600,866     33,882,453     4,359,327
                                                              ------------   ------------   -----------
Net increase (decrease) in cash and cash equivalents........    (5,164,608)    28,370,482     1,702,480
Cash and cash equivalents, beginning year...................    30,166,793      1,796,311        93,831
                                                              ------------   ------------   -----------
Cash and cash equivalents, end of year......................  $ 25,002,185   $ 30,166,793   $ 1,796,311
                                                              ------------   ------------   -----------
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $    144,833   $    601,787   $   858,017
                                                              ============   ============   ===========
  Income taxes paid.........................................  $    256,288   $     17,916   $        --
                                                              ============   ============   ===========
Supplemental schedule of noncash investing and financing
  activities:
  Acquisition of equipment under capital leases.............  $         --   $     79,144   $ 1,045,988
                                                              ============   ============   ===========
  Issuance of common stock for acquisitions (Notes 3 and
    8)......................................................  $         --   $         --   $   278,622
                                                              ============   ============   ===========
  Common stock warrants issued in exchange for customer
    contract asset..........................................  $         --   $    238,000   $        --
                                                              ============   ============   ===========

          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BACKGROUND

     In July 1995, Pegasus Systems, Inc. (Pegasus or the Company) was formed as a Delaware holding company to combine the operations of two existing companies operating in the same industry, The Hotel Industry Switch Company (THISCO) and The Hotel Clearing Corporation (HCC). For accounting purposes, the combination was recorded as a purchase of HCC.

CONSOLIDATION

     The accompanying financial statements include the consolidated accounts of Pegasus and its wholly owned subsidiaries: THISCO, HCC, Pegasus IQ, Inc. (Pegasus IQ) and Driving Revenue L.L.C. (Driving Revenue) (collectively, the Company or Pegasus) THISCO is consolidated with its wholly owned subsidiary, TravelWeb, Inc. (TravelWeb), and HCC is consolidated with its wholly owned subsidiary, Pegasus Systems Inc. (UK) Limited (Pegasus UK). All significant intercompany balances have been eliminated in consolidation.

     THISCO was formed in September 1988 as a Delaware corporation. The Company's THISCO service provides an electronic interface from hotel central reservation systems to travel agencies through Global Distribution Systems
(GDSs), which are electronic travel information and reservation systems such as SABRE.

     HCC, acquired by the Company in July 1995, was formed in July 1991 as a Delaware corporation. The Company's HCC service consolidates commissions paid by participating hotels to a participating travel agency into a single monthly payment and provides participants with comprehensive transaction reports. Hotel properties and travel agencies worldwide utilize the HCC service to increase efficiency and reduce costs associated with preparing, paying and reconciling hotel room reservation commissions.

     Pegasus UK, a wholly-owned subsidiary of HCC, was formed in September 1993 in England to market and provide services for travel agents and hotel chains operating in Europe, Africa and Asia.

     TravelWeb was formed in October 1995 as a Delaware corporation. The Company's TravelWeb service provides individual travelers direct access to online hotel information and the ability to make reservations electronically at hotel properties. In addition, through its NetBooker service, the Company offers TravelWeb's comprehensive hotel database and Internet hotel reservation capabilities to third-party Web sites.

     Pegasus IQ was formed in November 1997 as a Delaware corporation. Pegasus IQ is expected to provide a wide array of hotel industry data, research and reporting services for benchmark analysis and strategic planning purposes.

     Driving Revenue, acquired by the Company in August 1998 (Note 3), is a hotel database marketing and consulting firm.

MANAGEMENT ESTIMATES

     In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

                             PEGASUS SYSTEMS, INC.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

RESTRICTED CASH

     Funds for travel agency commission checks which have not cleared the Company's processing bank after certain time periods are returned to the Company. Any amounts which are not remitted to travel agents will be escheated to the appropriate state, as required.

INVESTMENTS IN DEBT SECURITIES

     Marketable securities held by the Company at December 31, 1998 and 1997 are classified as held-to-maturity and consist of corporate debt securities that mature in less than one year. At December 31, 1998 and 1997, the amortized cost of corporate debt securities was $15,768,400 and $9,380,050, respectively. As of December 31, 1998 and 1997, the aggregate fair market value of the held-to-maturity securities was not materially different from their carrying values. The gross unrealized gains and losses by type of security were not material.

CAPITALIZED SOFTWARE

     All costs incurred in the internal development of computer software used in delivery of the Company's services are expensed until a product design and a working model of the software have been tested and completed. Thereafter, any further development or production costs are capitalized until the software is placed into service. Maintenance and customer support costs are expensed when incurred. Capitalized software development costs are amortized on a product-by-product basis using the greater of the amount computed by the ratio of current year net revenue to estimated future net revenue, or the amount computed by the straight-line method over a period which approximates the estimated economic life of the products. In the event unamortized software costs exceed the net realizable value of the software, the excess is recognized in the period the excess is determined. Additionally, capitalized software includes software purchased from third parties used in the operations of the Company.

     Prior to 1996, capitalized costs were being amortized over three to five years using the straightline method. However, in 1996 the Company changed the estimated life of all capitalized software costs to three years. The effect of this change in 1998 and 1997 was to increase net income by approximately $144,000 and $142,000 and basic and diluted income per share by $0.01 and $0.02, respectively. The effect of this change in 1996 was to increase net loss by approximately $292,000 and basic or diluted loss per share by $0.06. During 1996, the Company recorded a charge of approximately $317,000 resulting from discontinued software development projects. During 1998, 1997 and 1996, the Company capitalized software costs of approximately $646,000, $505,000, and $470,000, respectively. For all periods presented capitalized software additions consist of software purchased from third parties. During 1998, 1997 and 1996, amortization expense related to capitalized software was approximately $959,000, $1,435,000 and $2,125,000, respectively. Accumulated amortization of capitalized software was approximately $9,134,000 and $8,174,000 at December 31, 1998 and 1997, respectively.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the life of the lease using the straight-line method. Expenditures for maintenance and repairs, as well as minor renewals, are charged to

                             PEGASUS SYSTEMS, INC.

operations as incurred, while betterments and major renewals are capitalized. Any gain or loss resulting from the retirement or sale of an asset is credited or charged to operations.

     The Company evaluates long-lived assets to be held and used in the business, or to be disposed of, for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment is determined by comparing expected future cash flows (undiscounted and before interest) to the net book value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and the estimated fair value of the related assets. Based on its most recent analysis, the Company believes that no impairment of property and equipment existed at December 31, 1998 or 1997.

GOODWILL

     Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is amortized on a straight-line basis over ten to fifteen years. Unamortized goodwill at December 31, 1998 and 1997, was $4,238,071 and $1,560,900, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and anticipated future undiscounted net cash flows of the related business. Based on its most recent analysis, the Company believes that no impairment of goodwill existed at December 31, 1998 or 1997. Amortization of goodwill was approximately $218,000, $125,000 and $121,000 in 1998, 1997 and
1996, respectively.

OTHER INVESTMENTS

     In June 1998, the Company purchased 250,000 shares of Series A Convertible Preferred Stock of Customer Analytics, Inc. for $500,000. Customer Analytics, Inc. is a new database marketing applications and solutions provider specializing in the area of customer relationship marketing. The investment is accounted for based on the lower of cost or fair value.

     In September 1998, the Company purchased 225,225 shares of Series B Convertible Preferred Stock of Intermezzo Systems, Inc. for $1,000,000. Intermezzo Systems, Inc. is a developer of hotel reservation and property management systems and software. The investment is accounted for based on the lower of cost or fair value.

REVENUES

     Pegasus primarily derives its revenues from transaction fees and commissions charged to participating hotels and travel agencies. The Company's revenues are predominantly transaction-based.

     Pegasus derives its revenues from its THISCO service by charging its hotel participants a fee based on the number of reservations made, less the number cancelled ("net reservations"), and a fee for "status messages" processed through the THISCO service. Status messages are electronic messages sent by hotels to GDSs to update room rates, features and availability information in GDS databases. As a hotel's cumulative volume of net reservations increases during the course of the calendar year, its fee per transaction decreases after predetermined transaction volume hurdles have been met. As a result, for higher volume customers, unit transaction fees are higher at the beginning of the year, when cumulative transactions are lower. The Company recognizes revenues based on the fee per transaction that a customer is expected to pay during the entire year. This process of recognizing revenues creates a deferred revenue balance during early periods of the year, which is reflected in interim balance sheets. The deferred revenue balance created during the early periods of the year is fully utilized and eliminated by the end of each year. Additionally, Pegasus generally charges new participants in the THISCO service a one-time set-up fee for work associated with the implementation of the interface with the THISCO service. Revenue for these one-time set-up fees is recognized on a percentage of completion basis as the services are performed

                             PEGASUS SYSTEMS, INC.

over the set-up period, which generally ranges from two to six months. The Company also charges certain GDSs a fee based on the number of net reservations to compensate for the management and consolidation of multiple interfaces.

     Pegasus derives its revenues from its HCC service by charging a participating travel agency a fee based on a percentage of commissions paid to that agency through the HCC service. The Company also generally charges a participating hotel a fee based on the number of commissionable transactions arising from that hotel. Revenues from HCC travel agency fees can vary substantially from period to period based on the types of hotels at which reservations are made and fluctuations in overall room rates. Pegasus recognizes revenues from its HCC service in the month in which the hotel stay occurs. In the immediate following month, Pegasus collects commissions from the hotels by the 12th business day of such month and pays commissions to travel agencies by the 15th business day of such month. If a hotel fails to deliver funds to the Company, Pegasus is not obligated to deliver commission payments on behalf of the hotel to travel agencies. For the years ended December 31, 1998, 1997 and 1996, HCC revenues from hotels are presented net of commission payments to travel agencies of approximately $255,000,000, $165,000,000, and $105,000,000, respectively. HCC revenues also include amortization of a $2.0 million payment received by the Company in June 1993 in exchange for a five-year non-cancelable data processing contract. This payment was initially recorded as unearned income and is being recognized as revenue over the life of the contract (Note 11).

     Pegasus derives its TravelWeb revenues by charging participating hotels subscription fees based on the number of their properties included in the database and a combination of transaction fees or commissions. Transaction fees are based on the number of net reservations made at participating properties through the TravelWeb service, and commissions are based on the value of the guest stay for reservations booked through the TravelWeb service. Pegasus realizes revenues from NetBooker, the Company's hotel room reservation service provided to third-party Web sites, by charging third-party Web sites an initial development and licensing fee and by charging hotels a fee based on the number of net reservations made through the NetBooker service.

     Pegasus derives its Business Intelligence revenues by charging hotels fees for the development and maintenance of hotel databases and for consulting services.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for a portion or all of the deferred tax assets when there is sufficient uncertainty regarding the Company's ability to recognize the benefits of the assets in future years.

ADVERTISING COSTS

     Advertising and promotion-related expenses are charged to operations when incurred. Advertising expense for 1998, 1997 and 1996 was approximately $1,105,000, $609,000 and $613,000, respectively.

FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments reflected in the consolidated balance sheets at December 31, 1998 and 1997 approximate their respective fair values.

                             PEGASUS SYSTEMS, INC.

CONCENTRATIONS OF CREDIT RISK

     The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash and receivables. Cash balances, exceeding the federally insured limits, are maintained in financial institutions; however, management believes the institutions are of high credit quality. The majority of receivables are due from companies which are well-established entities in the travel industry. Therefore, management considers any exposure from concentrations of credit risks to be limited.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosure of net income (loss) based on the provisions of FAS 123 is presented in Note 9. For financial reporting purposes, the Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations.

STOCK SPLITS

     A one hundred-for-one stock split was effected in June 1996. All references in the consolidated financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the one hundred-for-one stock split. Additional information is presented in Note 8.

     In May 1997, the Board of Directors approved the declaration of a four-for-three stock split of the outstanding common and preferred stock effected in the form of a dividend to stockholders of record on the effective date of the Registration Statement on Form S-1 with respect to the Company's initial public offering (IPO) (Note 8). All references in the consolidated financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the four-for-three stock split.

FOREIGN CURRENCY TRANSLATION

     The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income (loss).

NET INCOME (LOSS) PER SHARE

     In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). FAS 128 replaces primary and fully dilutive earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of potential common shares. Basic net income per share is based on the weighted average outstanding common shares. Diluted net income per share is based on the weighted average outstanding shares reduced by the effect of potential common shares. Net income (loss) for prior periods presented in the accompanying consolidated financial statements have been restated to comply with FAS 128 (Note 15).

COMPREHENSIVE INCOME

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This statement requires separate financial statement disclosure of comprehensive income, which encompasses changes in net asset values derived from activity from both owner and non-owner sources. There were no items that qualified for treatment as components of other comprehensive income for the periods presented.

                             PEGASUS SYSTEMS, INC.

SEGMENT INFORMATION

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information (Note 16).

2. REORGANIZATION

     In July 1995, the Company issued 4,934,667 shares of its common stock in exchange for all of the outstanding capital stock of THISCO and 83.3% of the outstanding capital stock of HCC (the Reorganization). Lodging Network, Inc.
(LNI) retained 210 shares of HCC preferred stock, representing a 16.7% minority interest in HCC. The Reorganization brought THISCO and HCC together under the control of Pegasus and was initiated to integrate and expand the existing businesses of THISCO and HCC. Pegasus was formed immediately prior to the transaction for the purpose of combining the two operations into a single entity. For accounting purposes, the combination was recorded as a purchase of HCC.

3. ACQUISITIONS

     In June 1996, the Company purchased 210 shares of HCC preferred stock from LNI for $2,000,000 cash and 89,733 shares of Pegasus common stock. The 210 HCC preferred shares purchased represented a 16.7% minority ownership of HCC. After the purchase, Pegasus owned 100% of the outstanding shares of HCC. The transaction was accounted for as a purchase. The amount paid in excess of the minority interest value of $1,445,245 on the date of purchase was approximately $833,000 and was accounted for as $119,000 of goodwill to be amortized ratably over a 15 year period, $245,000 of in-process research and development costs and $469,000 of step-up in the fair value of capitalized software costs. Such amount of in-process research and development was charged to expense at the date of acquisition. The fair value of the Company's common stock given as consideration was determined using an independent valuation.

     In August 1998, the Company acquired all of the equity interest in Driving Revenue for approximately $6 million plus estimated expenses of less than $100,000 (Acquisition). Driving Revenue provides hotel database marketing and consulting services.

     The Acquisition was recorded under the purchase method of accounting, and accordingly, Driving Revenue's results of operations subsequent to the Acquisition date are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair value at the date of Acquisition. The approximate fair value of assets acquired and liabilities assumed at the date of acquisition, after giving effect to the write-off of certain purchased research and development, is summarized as follows:

Current assets (including approximately $2,000 cash)........  $  176,000
Software....................................................  $  344,000
Property and equipment......................................  $   42,000
Goodwill....................................................  $4,296,000
Current liabilities.........................................  $  338,000

                             PEGASUS SYSTEMS, INC.

     Approximately $1,480,000, based on a valuation performed by a third party, was allocated to in-process research and development projects that at the time of the Acquisition had not reached technological feasibility and had no probable alternative future use. Factors considered in determining the amount of the purchase price allocated to in-process research and development include the estimated stage of development for each project at the acquisition date, the projected cash flows from the expected revenues to be generated from each project and discounting the net cash flows. Such amount of in-process research and development was charged to expense at the date of acquisition. The balance of the purchase price, approximately $4,296,000, was recorded as the excess of cost over the fair value of net assets acquired (goodwill) and is being amortized on a straight-line basis over a ten year period ending August 2008.

4. ACCOUNTS RECEIVABLE

     The Company collects travel agents' commissions from hotel chains and, after retaining a portion of these commissions as a fee for services, remits the net commissions to the travel agents. At December 31, 1998 and 1997, trade accounts receivable were stated net of commissions of approximately $21,505,000 and $14,309,000, respectively.

     Net accounts receivable from affiliates of approximately $772,000 was included in the accompanying consolidated balance sheet at December 31, 1997. Net accounts receivable from affiliates for 1997 primarily consisted of amounts due from certain stockholder hotel chains. Disclosing the amounts due from stockholder hotel chains was not considered necessary in 1998 since their ownership percentage was reduced due to the Company's IPO in August 1997, the secondary offering in February 1998 and subsequent open market sales of their shares. The ownership percentage of the stockholder hotel chains was an aggregate of less than 10% of the Company's common shares outstanding at December 31, 1998; therefore, the stockholder hotel chains were not considered affiliates as of and for the year ended December 31, 1998.

5. PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consisted of the following:

                                                               1998           1997
                                                            -----------    -----------
Computer equipment........................................  $ 5,817,100    $ 4,985,455
Furniture and equipment...................................      890,334        677,183
Office equipment..........................................    1,320,239        974,851
Leasehold improvements....................................       93,313         97,379
                                                            -----------    -----------
                                                              8,120,986      6,734,868
Less: accumulated depreciation............................   (5,485,918)    (4,022,777)
                                                            -----------    -----------
Property and equipment, net...............................  $ 2,635,068    $ 2,712,091
                                                            ===========    ===========

6. CAPITAL LEASES

     Assets recorded under capital leases, primarily consisting of computer equipment, are recorded at the lower of the present value of future minimum lease payments or the fair value of the asset. Total assets recorded under capital leases in 1998 and 1997 were approximately $3,436,000 and $3,747,000, respectively, net of accumulated amortization of $3,054,000 and $2,531,000, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

                             PEGASUS SYSTEMS, INC.

     Future minimum lease payments and related interest are as follows:

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
1999........................................................  $ 602,041
2000........................................................     60,170
                                                              ---------
Aggregate minimum lease payments............................    662,211
Less: amount representing interest and taxes................    (69,505)
                                                              ---------
                                                                592,706
Less: current portion.......................................   (535,072)
                                                              ---------
                                                              $  57,634
                                                              =========

     Interest rates on capital leases range from approximately 7% to 15%. Interest expense on capital leases for the years ended December 31, 1998, 1997 and 1996 was approximately $144,000, $277,000 and $351,000, respectively.

7. NOTES PAYABLE

     In August 1997, the Company repaid all outstanding principal and accrued interest on notes payable from the proceeds of the Company's IPO (Note 8). Total principal and interest paid during 1997 was approximately $5,254,000 and $457,000, respectively. During 1996, the Company paid interest totaling $478,000. Interest expense related to these notes was approximately $322,000 and $539,000 during the years ended December 31, 1997 and 1996, respectively.

8. STOCKHOLDERS' EQUITY

     In conjunction with the Reorganization, the Company issued 283,333 shares of restricted common stock to certain members of management in connection with the termination of a bonus plan for HCC's management (Note 2). During 1996, the Company repurchased 25,467 shares from a terminated employee. The restrictions on these shares expired when the Company completed its IPO in August 1997.

     As a result of the Reorganization, certain stockholders exchanged shares of THISCO for shares of Pegasus. Additionally, in order to effect the purchase of HCC, the Company issued Pegasus shares to HCC stockholders in exchange for 83.3% of the outstanding capital stock of HCC. Some of the Pegasus shares exchanged for HCC shares were subject to repurchase. The repurchase was based upon an agreement by the HCC stockholders that some value for the HCC shares exchanged should be assigned based upon the number of transactions that an HCC stockholder committed to process through HCC in 1996. If a stockholder did not fulfill its commitment by processing the agreed number of transactions through HCC in 1996, the Company had the option to repurchase such shares for $0.01 per share. The total number of shares repurchased from each stockholder is based upon the percentage of their transaction commitment actually processed by HCC during 1996. Effective December 31, 1996, the Company repurchased 91,017 shares of the 477,733 shares subject to repurchase.

     In June 1996, Information Associates, L.P. and Information Associates, C.V. purchased 1,538,462 shares of the Company's series A preferred stock for $4.88 per share or $7,500,005. Total shares outstanding increased from 5,191,249 (including the 89,733 issued to LNI as part of the purchase of minority interest in HCC) to 6,729,712 shares, with the Information Associates, L.P. and Information Associates, C.V. ownership.

     In June 1996, the Company issued 89,733 shares of Pegasus common stock in conjunction with the acquisition of the minority ownership interest of HCC (Note
3).

                             PEGASUS SYSTEMS, INC.

     In June 1996, the Company declared a one hundred-for-one stock split effected in the form of a stock dividend to stockholders of record on that date (Note 1). The number of common shares the Company is authorized to issue was also increased from 100,000 to 20 million and the number of authorized preferred shares was increased from 10,000 to 2 million.

     In August 1997, the stockholders amended the Company's certificate of incorporation to increase the number of authorized shares of common stock from 20 million to 100 million.

     The Company completed an IPO in August 1997. The Company's Registration Statement on Form S-1 (File No. 333-28595) with respect to the IPO was declared effective on August 6, 1997, and the Company's stock began trading on the Nasdaq National Market under the symbol PEGS on August 7, 1997. The Company sold 3,450,000 shares of common stock at a per share price of $13.00. Net proceeds to the Company, after deduction of the underwriting discount and estimated IPO expenses, were approximately $40.5 million. Selling stockholders also sold 659,000 shares at a per share price of $13.00. Net proceeds to the stockholders after deduction of the underwriting discount were approximately $8.0 million. The Company did not receive any proceeds from the sale of shares by the selling stockholders. Concurrent with the completion of the Company's IPO, a four-for-three split of the Company's outstanding common and series A preferred stock was effected (Note 1), and all outstanding shares of series A preferred stock were converted into shares of common stock.

     Effective February 11, 1998, the Company completed a secondary offering. The Company sold 280,321 shares of common stock at $17.50 per share. Net proceeds, after deducting the underwriting discount and estimated offering expenses, were approximately $4.2 million. Selling stockholders also sold 2,134,679 shares at $17.50 per share. The Company did not receive any proceeds from the sales of shares by the selling stockholders.

     In May 1998, stockholders amended the Company's certificate of incorporation to reduce the number of authorized shares of common stock from 100 million to 50 million. The financial statements have been retroactively adjusted to reflect the reduction in authorized shares.

     In September 1998, the Board of Directors authorized the repurchase of up to $6 million in aggregate of the Company's common stock from time to time. No shares have been acquired as of December 31, 1998.

     In September 1998, the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock. Each right will entitle stockholders to buy one one-thousandth of a share of the Company's series A preferred stock for each share of the Company's common stock held at a price of $90.00. The rights will be exercisable only if a person or group of affiliated or associated persons acquires, or has announced the intent to acquire, 20% or more of the Company's common stock.

9. STOCK-BASED COMPENSATION

     In accordance with the Company's 1996 stock option plan (1996 Plan), amended and approved in March 1997, options to purchase 866,667 shares of Company common stock may be granted to Company employees. Options granted under the 1996 Plan expire in December 2005. In accordance with the Company's 1997 stock option plan (1997 Plan), approved in March 1997 and amended in May 1998, options to purchase 600,000 shares of Company common stock may be granted to Company employees and non-employee directors and contractors. Options granted under the 1997 Plan expire in December 2006. Options granted under both the 1996 Plan and the 1997 Plan (collectively, Plans) may be in the form of incentive stock options or nonqualified stock options. The Compensation Committee of the Board of Directors (Committee) administers the Plans and determines grant prices for employees. Options granted to Company employees generally become exercisable in installments of 25% per year commencing

                             PEGASUS SYSTEMS, INC.

one year from the date of grant while options granted to non-employee directors and contractors become exercisable over a vesting period provided by the Plan or determined by the Committee. The Company's authorized but unissued or reacquired common stock is used as stock options are exercised.

     In accordance with APB 25, the Company recorded unearned compensation of approximately $241,000, $451,000 and $551,000 in 1998, 1997 and 1996,
respectively, related to options. Unearned compensation is being recognized ratably over the vesting period for stock option grants with exercise prices which are less than fair market value of the stock at the date of grant. Compensation expense of approximately $269,000, $198,000 and $65,000 was charged to operations in 1998, 1997 and 1996, respectively.

     As discussed in Note 1, the Company has adopted the disclosure-only provision of FAS 123. Had compensation cost for the Company's stock option plans been determined based on the fair value provisions of FAS 123, the Company's net income (loss) and net income (loss) per share would have been decreased (increased) to the pro forma amounts indicated below:

                                                      1998        1997        1996
                                                   ----------   --------   -----------
Net income (loss) -- as reported.................  $5,396,451   $589,460   $(3,484,801)
Net income (loss) -- pro forma...................  $4,859,692   $334,589   $(3,511,531)
Net income (loss) per share -- as reported:
  Basic..........................................  $     0.52   $   0.08   $     (0.66)
  Diluted........................................  $     0.48   $   0.07   $     (0.66)
Net income (loss) per share -- pro forma:
  Basic..........................................  $     0.46   $   0.05   $     (0.67)
  Diluted........................................  $     0.43   $   0.04   $     (0.67)

     The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants and the vesting requirements of the Company's stock option plans.

     The weighted average fair value for options with exercise prices equal to the market price of stock at the grant date was $6.81 in 1998 and $0.82 in 1996. There were no options granted in 1997 with exercise prices equal to the market price of stock at the grant date. The weighted average fair value for options with exercise prices below the market price of stock at the grant date was $13.49 in 1998, $8.51 in 1997 and $1.66 in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

                                                          1998        1997        1996
                                                          ----        ----        ----
Dividend yield..........................................    --          --         --
Expected volatility:
  Pre-IPO grants........................................    --         0.0%       0.0%
  Post-IPO grants.......................................  72.8%       65.0%        --
Risk-free rate of return................................   4.6%        6.1%       6.5%
Expected life...........................................   4.0years    4.9years   4.0 year

                             PEGASUS SYSTEMS, INC.

     The following table summarizes activity under the Company's stock option plans during the years ended December 31:

                                                                 WEIGHTED AVERAGE EXERCISE
                                  NUMBER OF COMPANY OPTIONS           PRICE PER SHARE
                               -------------------------------   --------------------------
                                 1998        1997       1996      1998      1997      1996
                               ---------   ---------   -------   -------   -------   ------
Options outstanding at
  beginning of year..........  1,082,278     771,740        --   $ 5.75    $ 2.39    $  --
Granted......................    397,166     331,666   771,740    12.44     13.49     2.39
Exercised....................     66,987       1,333        --     5.60      3.11       --
Canceled.....................     78,496      19,795        --    12.20      4.34       --
                               ---------   ---------   -------   ------    ------    -----
Options outstanding at end of
  year.......................  1,333,961   1,082,278   771,740   $ 7.37    $ 5.75    $2.39
                               =========   =========   =======   ======    ======    =====
Options exercisable at end of
  year.......................    490,523     263,434        --   $ 4.27    $ 2.33       --
                               =========   =========   =======   ======    ======    =====

     The following table summarizes information for stock options outstanding at December 31, 1998:

                                             OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                ---------------------------------------------   --------------------------
                                            WEIGHTED AVERAGE      WEIGHTED                     WEIGHTED
                                NUMBER OF      REMAINING          AVERAGE       NUMBER OF      AVERAGE
       EXERCISE PRICES           OPTIONS    CONTRACTUAL LIFE   EXERCISE PRICE    OPTIONS    EXERCISE PRICE
       ---------------          ---------   ----------------   --------------   ---------   --------------
$2.01.........................    496,333      7.0 years           $ 2.01        304,249        $ 2.01
$3.11.........................    186,170      6.8 years             3.11         95,033          3.11
$5.25.........................     53,333      7.0 years             5.25         19,999          5.25
$9.50 - $13.39................    323,949      7.9 years            10.73          1,116         11.05
$15.30 - $22.74...............    271,176      7.3 years            16.31         70,126         15.30
$25.38........................      3,000      8.0 years            25.38             --            --
                                ---------      ---------           ------        -------        ------
                                1,333,961      7.3 years           $ 7.37        490,523        $ 4.27
                                =========      =========           ======        =======        ======

10. INCOME TAXES

     Pretax income (loss) from continuing operations for the years ended December 31 was taxed under the following jurisdictions:

                                                      1998        1997        1996
                                                   ----------   --------   -----------
Domestic.........................................  $5,495,808   $519,459   $(3,528,503)
Foreign..........................................      98,267     97,917        58,702
                                                   ----------   --------   -----------
                                                   $5,594,075   $617,376   $(3,469,801)
                                                   ==========   ========   ===========

                             PEGASUS SYSTEMS, INC.

     Deferred taxes consisted of the following at December 31:

                                                                 1998         1997
                                                              ----------   -----------
Deferred tax assets:
  Net operating loss carryforward...........................  $2,162,922   $ 4,214,785
  Bad debt reserves.........................................      36,396        26,473
  Stock option compensation expense.........................     181,545        81,873
  Rent expense..............................................      52,540        82,552
  Various expense accruals..................................      50,660        42,160
  Charitable contributions..................................      22,495            --
  Other.....................................................      24,160        10,801
                                                              ----------   -----------
          Total gross deferred tax assets...................   2,530,718     4,458,644
  Valuation allowance.......................................    (270,000)   (4,312,266)
Deferred tax liability:
  Software amortization.....................................    (109,190)      (79,850)
  Depreciation and amortization.............................     (66,903)      (66,528)
                                                              ----------   -----------
Net deferred tax assets.....................................  $2,084,625   $        --
                                                              ==========   ===========

     In 1997 and 1996, the net deferred tax asset was fully reserved because of uncertainty regarding the Company's ability to recognize the benefit of the asset in future years. In the fourth quarter of 1998, the Company released a significant portion of the valuation allowance as management believes it is more likely than not that the net deferred tax asset will be realized. The remaining valuation allowance at December 31, 1998 relates to state net operating loss carryforwards. A portion of the deferred tax asset was related to net operating loss carryforwards of HCC that existed at the time HCC was acquired by the Company in 1995. Accordingly, approximately $1,467,000 of the valuation allowance released in 1998 reduced the remaining goodwill related to the purchase of HCC. At December 31, 1998, 1997 and 1996, the Company had federal net operating loss carryforwards of approximately $5,567,000, $12,252,000 and $14,635,000, respectively. The 1998 net operating loss carryforwards that existed at December 31, 1998 will begin to expire in 2007. Utilization of the net operating loss carryforwards may be limited by the separate return loss year rules and could be affected by ownership changes which have occurred or could occur in the future.

     The components of the income tax provision for the years ended December 31 were as follows:

                                                         1998        1997      1996
                                                       ---------   --------   -------
Current provision:
  Federal............................................  $ 381,025   $ 51,525   $    --
  State..............................................    462,413         --        --
  Foreign............................................     38,100     27,916    15,000
                                                       ---------   --------   -------
                                                       $ 881,538   $ 79,441   $15,000
                                                       =========   ========   =======
Deferred benefit:
  Federal............................................  $(641,069)  $(51,525)  $    --
  State..............................................    (42,845)        --        --
                                                       ---------   --------   -------
Provision for income taxes...........................  $ 197,624   $ 27,916   $15,000
                                                       =========   ========   =======

                             PEGASUS SYSTEMS, INC.

     A reconciliation of taxes based on the federal statutory rate of 34.0% and the provision for income taxes is summarized as follows for the years ended December 31:

                                                            1998      1997      1996
                                                            -----     -----     -----
Expected income tax provision (benefit)...................   34.0%     34.0%    (34.0)%
Valuation allowance.......................................  (46.7)%   (38.4)%    29.4%
Permanent differences.....................................   10.9%      9.8%      5.1%
State income taxes........................................    5.0%       --        --
Other, net................................................    0.3%     (0.9)%    (0.5)%
                                                            -----     -----     -----
Provision for income taxes................................    3.5%      4.5%      0.0%
                                                            =====     =====     =====

11. COMMITMENTS AND CONTINGENCIES

     The Company leases its corporate office space and certain office equipment under non-cancelable operating leases. The Company incurred rent expense of approximately $731,000, $720,000 and $697,000 in 1998, 1997 and 1996,
respectively.

     Approximate future minimum lease payments at December 31, 1998, under non-cancelable operating leases with original terms exceeding one year, including the Pegasus UK operating lease translated at the rate in effect at December 31, 1998, were as follows:

                       YEAR ENDING
                      DECEMBER 31,
                      ------------
1999.....................................................  $  998,000
2000.....................................................   1,024,000
2001.....................................................   1,024,000
2002.....................................................   1,012,000
2003.....................................................      63,000
Thereafter...............................................     137,000
                                                           ----------
                                                           $4,258,000
                                                           ==========

     In June 1993, the Company received $2,000,000 from its processing bank in exchange for a five-year non-cancelable data processing contract and recorded the amount as deferred income. The non-cancelable contract requires the Company's processing bank to process transactions and generate various reports in exchange for a processing fee. The contract requires Pegasus to maintain an annual minimum volume of transactions. If the annual minimum volume is not attained, Pegasus is required to pay its processing bank an additional processing fee for each transaction under the minimum volume. As of the date HCC was acquired by the Company, there was approximately $1,583,000 of deferred income to be amortized over the remaining life of the contract according to the volume of guaranteed transactions, as defined by the contract. During 1998, 1997 and 1996, the Company recognized approximately $471,000, $471,000 and $431,000, respectively, of the deferred income. In 1998, 1997 and 1996, the Company exceeded the annual minimum volume requirement. The deferred income was fully amortized as of December 31, 1998.

     In May 1997, the Company issued a warrant to a customer for the purchase of 345,723 shares of the Company's common stock as part of a five year contract involving a wide range of the Company's services. The warrant is exercisable during the two year period ended May 12, 1999 at an exercise price of $7.20 per share. The Company used the Black-Scholes option pricing model to value the warrant. A contract asset of $238,000 was recorded in May 1997, which will be amortized ratably over the associated five year contract period.

                             PEGASUS SYSTEMS, INC.

     As of December 31, 1998, the Company had a commitment to pay an affiliate $125,000 in 1999 for software development and modification.

12. EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) defined contribution retirement plan (401(k)
Plan) covering full-time employees who have attained the age of twenty-one. The 401(k) Plan allows eligible employees to defer receipt of up to fifteen percent of their compensation and contribute such amounts to various investment funds. Eligible employees may elect to participate at the beginning of any quarter after their hire date. Employee contributions vest immediately.

     The Company makes discretionary matching contributions up to five percent of employees' annual contributions. The Company's matching contributions vest on a pro rata basis over five years. During 1998, 1997 and 1996, the Company contributed approximately $292,000, $217,000 and $160,000, respectively, to the 401(k) Plan.

13. STOCK PURCHASE PLAN

     In May 1998, the Company's stockholders approved the Pegasus Systems, Inc. 1997 Employee Stock Purchase Plan (Stock Plan). The Company has reserved 500,000 shares of its common stock for purchase by its employees pursuant to the terms of the Stock Plan. Eligible participating employees of the Company may elect to have an amount up to, but not in excess of, 10% of their regular salary or wages withheld for the purpose of purchasing the Company's common stock. Under the Stock Plan, an eligible participating employee will be granted an option at the beginning of each plan year (the "Offering Commencement Date") to purchase at the end of the plan year (the "Offering Termination Date") shares of common stock using the amounts that have accumulated from the employee's payroll deductions made during the plan year at a price that is 85% of the closing price of the common stock on the Nasdaq National Market or any other national securities exchange on the Offering Commencement Date or the Offering Termination Date, whichever is lower.

14. RELATED PARTIES

     Prior to the IPO, the Company derived a substantial portion of its revenue from certain stockholders and stockholder-owned companies. For the years ended December 31, 1997 and 1996, revenue generated by stockholders and stockholder-owned companies was approximately $15.7 million, or 75.3%, and $12.0 million, or 75.4%, respectively. Disclosing revenues generated by stockholders was not considered necessary for the year ended December 31, 1998 since the ownership percentage of these stockholders was reduced by the Company's IPO in August 1997, the secondary offering in February 1998 and subsequent open market sales of their shares. The ownership percentage of these stockholders was an aggregate of less than 10% of the Company's common shares outstanding at December 31, 1998; therefore, these stockholders were not considered affiliates as of and for the year ended December 31, 1998.

     A stockholder provides services to the Company, including facility management, consulting and software development. During 1998, 1997 and 1996, the Company recognized expense in the amount of approximately $461,000, $488,000 and $774,000, respectively, for those services.

     Persons related to an officer of the Company have provided printing, design and procurement services to the Company. During 1998, 1997 and 1996, the Company paid approximately $3,000, $6,000 and $143,000, respectively, related to these services, the majority of which related to capitalized furniture purchases.

                             PEGASUS SYSTEMS, INC.

15. NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share for the years ended December 31, 1998, 1997 and 1996 has been computed in accordance with FAS 128 using the weighted average number of common shares outstanding after giving retroactive effect to stock splits (Notes 1 and 8).

     Diluted net income (loss) per share for the years ended December 31, 1998, 1997 and 1996 gives effect to all dilutive potential common shares that were outstanding during the periods. Outstanding options and warrants with strike prices below the average fair market value of the Company's common stock for the years ended December 31, 1998 and 1997 were included in the diluted earnings per share (EPS) calculations for the respective periods. None of the options outstanding at December 31, 1996 were included in the diluted EPS calculation for the year ended December 31, 1996 because the Company had a net loss. In 1998, all outstanding options and warrants were included in the diluted EPS calculation for the six months ended June 30, 1998. Options for 54,000 shares of the Company's common stock at strike prices from $19.44 to $22.74 were excluded for the diluted EPS calculation for the three months ended September 30, 1998 because they were anti-dilutive. Options for 57,000 shares of the Company's common stock at strike prices from $19.44 to $25.38 were excluded from the diluted EPS calculation for the three months ended December 31, 1998 because they were anti-dilutive. The options excluded in 1998 expire from December 2005 to December 2006. In 1997, all outstanding options and warrants were included in the calculation of diluted EPS. In 1996, 1,538,462 shares of Series A preferred stock and options for 771,733 shares of the Company's common stock at strike prices from $2.01 to $3.11 were excluded from the diluted EPS calculation because they were anti-dilutive. The options excluded in 1996 expire December 2005.

     The following table sets forth the basic and diluted net income (loss) per share computation for the years ended December 31:

                                                   1998          1997          1996
                                                ----------    ----------    -----------
Net income (loss).............................  $5,396,451    $  589,460    $(3,484,801)
                                                ==========    ==========    ===========
Basic:
  Weighted average number of shares
     outstanding..............................  10,460,947     7,200,382      5,246,800
                                                ----------    ----------    -----------
  Net income (loss) per share.................  $     0.52    $     0.08    $     (0.66)
                                                ==========    ==========    ===========
Diluted:
  Weighted average number of shares
     outstanding..............................  10,460,947     7,200,382      5,246,800
  Additional weighted average shares from
     assumed conversion of dilutive
     convertible preferred stock to common
     stock, net of shares to be repurchased
     with exercise proceeds...................          --       921,355             --
  Additional weighted average shares from
     assumed exercise of dilutive stock
     options and warrants, net of shares to be
     repurchased with exercise proceeds.......     735,948       554,315             --
                                                ----------    ----------    -----------
  Weighted average number of shares
     outstanding used in the diluted net
     income (loss) per share calculation......  11,196,895     8,676,052      5,246,800
                                                ----------    ----------    -----------
  Net income (loss) per share.................  $     0.48    $     0.07    $     (0.66)
                                                ==========    ==========    ===========

                             PEGASUS SYSTEMS, INC.

16. SEGMENT INFORMATION

     In 1998, the Company adopted FAS 131. The prior years' segment information has been restated to present the Company's three reportable segments:

     - Electronic Distribution -- provides services that enable travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions;

     - Commission Processing -- provides commission payment processing services to the hotel industry and travel agencies; and

     - Business Intelligence -- provides data mining and reporting services for benchmark analysis and strategic planning for the hotel industry.

     The accounting policies of the segments are the same as those described in
Note 1. Segment data includes a charge allocating all corporate costs to the operating segments. The Company evaluates the performance of its segments based on pretax income.

     The Company is organized primarily on the basis of products and services. The Company's segments are strategic business units that offer different products and services. Two of the Company's strategic business units have been aggregated into the Electronic Distribution segment: THISCO and TravelWeb. The Commission Processing segment consists of the Company's HCC service. Pegasus IQ and Driving Revenue have been aggregated into the Business Intelligence segment.

                             PEGASUS SYSTEMS, INC.

     The following table presents information about reported segments for the years ended December 31:

                        ELECTRONIC    COMMISSION      BUSINESS     RECONCILING
                       DISTRIBUTION   PROCESSING    INTELLIGENCE      ITEMS         TOTAL
                       ------------   -----------   ------------   -----------   -----------
1998
Net revenues.........  $12,310,046    $15,851,557   $   902,864    $       --    $29,064,467
Interest income......  $    14,358    $   151,243   $        12    $2,337,652    $ 2,503,265
Interest expense.....  $   112,988    $    33,788   $       103    $       --    $   146,879
Depreciation and
  amortization.......  $ 1,258,152    $ 1,175,451   $   256,264    $       --    $ 2,689,867
Write-off purchased
  in-process R&D.....  $        --    $        --   $ 1,480,085    $       --    $ 1,480,085
Income(loss) before
  taxes..............  $   506,036    $ 5,527,910   $(2,777,523)   $2,337,652    $ 5,594,075
1997
Net revenues.........  $ 9,864,738    $11,038,678   $        --    $       --    $20,903,416
Interest income......  $     7,820    $   105,437   $        --    $  880,335    $   993,592
Interest expense.....  $   516,631    $    83,265   $       171    $       --    $   600,067
Depreciation and
  amortization.......  $ 1,074,780    $ 1,929,588   $    12,251    $       --    $ 3,016,619
Income(loss) before
  taxes..............  $(1,815,218)   $ 2,122,436   $  (570,177)   $  880,335    $   617,376
1996
Net revenues.........  $ 8,139,259    $ 7,729,753   $        --    $       --    $15,869,012
Interest income......  $        --    $     4,839   $        --    $  109,311    $   114,150
Interest expense.....  $   768,730    $   124,447   $        --    $       --    $   893,177
Depreciation and
  amortization.......  $ 1,742,691    $ 1,682,987   $        --    $       --    $ 3,425,678
Write-off purchased
  in-process R&D.....  $        --    $   244,600   $        --    $       --    $   244,600
Loss before taxes and
  minority
  interest...........  $(3,289,159)   $  (184,390)  $        --    $  109,311    $(3,364,238)

     Reconciling items represent interest income earned as a result of short-term investment of operating cash balances and a portion of proceeds from the Company's IPO and secondary public offering of common stock.

     The Company's business is conducted principally in the United States. The Company does not utilize or measure revenues by geographic location to evaluate the Electronic Distribution and Business Intelligence segments. However, the Company does track the geographic source of travel agency and hotel transactions that give rise to Commission Processing revenues. For 1998, 1997 and 1996, approximately $2,922,000, $2,037,000 and $1,246,000 of Commission Processing revenues were derived from customers based outside the United States.

                          Pegasus Systems, Inc. Logo

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                2,000,000 SHARES

                           PEGASUS SYSTEMS, INC. LOGO

                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE

                          VOLPE BROWN WHELAN & COMPANY

                                  MAY 6, 1999

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------